1E
1-31-04

ARS

in your style of life



04027385



MAY

The May Department Stores Company
2003 Annual Report







*On the cover – Trend-leading, contemporary sportswear by **Ideology**, exclusively ours; **Catherine Stein** earrings. This page – Tableware, barware, towels, and bed linens by **Hotel Suite**, exclusively ours. On him: **Nautica** loungewear. On her: Loungewear by **Studio by Valerie Stevens**, exclusively ours. Opposite page – Leather bed, bed linens, and coffee service by **Hotel Suite**, exclusively ours.*

A Suite Beginning

We are bringing our customers the best of "suite" experiences with Hotel Suite, our exclusive modern interpretation of timeless, classic merchandise for today's home – plush towels, luxury linens, stylish tableware, elegant barware, and sleek furniture. The styling, detail, and quality of Hotel Suite demonstrate our passion to offer distinctive, fashionable merchandise and fresh, exciting ideas in every product category, in every store.

We are proud to share with you throughout this annual report our growing collection of unique proprietary brands and distinctive labels that match our customers' style and stage of life.



Financial Highlights

(dollars in millions, except per share)	2003*	2002*	Percent Change
Net sales	**$13,343**	$ 13,491	(1.1)%
Net earnings	**$ 434**	$ 542	(20.0)%
Diluted earnings per share	**$ 1.41**	$ 1.76	(19.9)%
Year-end dividend rate per common share	**$ 0.96**	$ 0.95	
Return on equity	**10.7%**	14.1%	
Return on net assets	**9.7%**	11.8%	

*Includes restructuring costs of $328 million, or $0.67 per share, in 2003 and $114 million, or $0.24 per share, in 2002.

Net sales
(in millions)



$13,343
93 94 95 96 97 98 99 00 01 02 03

Earnings and dividends per share



$1.41
$0.96
93 94 95 96 97 98 99 00 01 02 03

Earnings per share* | Year-end dividend rate per common share

*Includes restucturing costs of $0.24 per share in 2002 and $0.67 per share in 2003.

About May

The May Department Stores Company is one of the largest retailers in the United States and operates these powerful nameplates across the country:

Lord & Taylor
Famous-Barr
Filene's
Foley's
Hecht's
Kaufmann's
L.S. Ayres
Meier & Frank
Robinsons-May
Strawbridge's
The Jones Store

Bridal Group:
David's Bridal
After Hours Formalwear
Priscilla of Boston

Contents

Letter to Shareowners

Consumer confidence is improving. After several years of choosing basic merchandise, consumers are again demonstrating their desire for more fashion and style.

This provides May a tremendous opportunity to offer customers new, fresh, exciting merchandise ideas, presented with strong fashion leadership in our stores. We're offering customers highly distinctive merchandise – a compelling mix of unique proprietary products, key new designer lines, the most sought-after national brands, and product exclusives that can be found only in our stores – as well as compelling value every day. From apparel to accessories, from merchandise for the home to great items for gift-giving, we're at the forefront of delivering what department stores do best: interpreting the trend-right ideas that complement all of life's occasions, styles, and stages.

A Year of Progress

Bolstered by a strong fourth quarter, we achieved improved operating earnings for 2003. Throughout the year, we built on the momentum of our key initiatives – always focusing on giving customers the merchandise, value, and satisfying shopping experience they want. We strengthened our commitment to offering trend-right, better-designed proprietary products, which distinguish us from the competition and offer superior value and quality. We broadened our appeal to consumers of all ages – from kids to empty-nesters on the go. We reinforced our position as a gift headquarters with the coolest, hippest nonapparel gifts, such as Apple iPods, personal DVD players, and digital cameras. We launched a fresh, new advertising campaign that equates our department store nameplates with fun, excitement, interesting merchandise, and great prices. This branding initiative builds on our strong promotional effort. We continued the repositioning of Lord & Taylor by emphasizing its distinctive merchandise and unique brands, and by narrowing its focus to the best-performing core markets. Additionally, we expanded our national bridal and formalwear franchises with key acquisitions that broaden our market reach and provide a strong platform for growth.

Valerie Stevens is our updated classic, better-pricepoint brand. Cashmere sweaters like these bring customers fashion, newness, and luxury at great value.



Distinctive Merchandise

The evolution and growth of our proprietary brands are cornerstones to making our stores stand out from the competition and to giving customers the fashion, newness, style, quality, and value they expect. For each brand, we made great strides in ensuring trend-right styling, identifying clear target demographics, and presenting a consistent merchandising point of view. We're streamlining the time from design to arrival in our stores to better capture emerging trends and offer them to our customers sooner.


Spring 2004
ALL ABOUT STYLE
The Signature of American Style

Lord & Taylor's new advertising look is authoritative and registers its position as an upscale retailer of better, more distinctive fashion and style.

We are expanding our proprietary brands to merchandise for the home. In early 2004, we introduced Hotel Suite, our modern interpretation of classic hotel styling in a new line of sheets, towels, dinnerware, barware, and furniture. Beginning in 2005, we will further distinguish ourselves from our competitors by marketing a lifestyle-inspired collection of textiles, dinnerware, and home décor items under the House Beautiful brand in our full-line department stores.

In 2003, our proprietary product sales grew faster than our national brands. Going forward, we expect this trend to continue as our proprietary brand offerings become deeper and broader. Our goal is to grow our proprietary merchandise to 20% of our department store sales.

A Venerable Nameplate

We accelerated our repositioning of Lord & Taylor, one of the strongest icons in our industry.

Lord & Taylor remains committed to presenting its customers with upscale, trend-forward styles and brands not found in mainstream department stores – Kate Spade, Bobbi Brown, and Nars, to name a few. Lord & Taylor's advertising has been updated to support this renewed emphasis on offering a dynamic merchandising presence for fashion-savvy consumers.

Our repositioning efforts last year extended to Lord & Taylor's market areas. We announced plans to divest 32 stores and to focus on the best-performing locations. This strategy allows us to offer a more consistent, quality shopping experience in all Lord & Taylor stores. Divesting the 32 stores will produce an annual pretax earnings benefit of approximately $50 million.

Fresh Image

Being top-of-mind with today's consumer as the place to shop is critical. We wanted an attention-grabbing way to do it. Our research indicated electronic media would deliver the best combination of immediate and longer-term impact and return on investment. We reshaped our marketing efforts and shifted our advertising dollars more heavily to broadcast media. In November 2003, we launched a new branding campaign for our full-line department stores. The holiday television ads featured humorous animated gift boxes that told customers about the great gifts, apparel, and values in our stores. In 2004, we are continuing the branding effort, building on an animated-mannequin fashion theme to reinforce our stores as the place for newness, excitement, and fun. We also created a fresh, new look for our credit cards and billing statements to make every customer contact a friendly, inviting experience.



A new television campaign, featuring state-of-the-art animation, infused fresh energy and fun into our broadcast advertising and set us apart from the competition.

A Great Relationship

The May Bridal Group further solidified its position as the nation's largest retailer of bridal apparel last year, taking advantage of opportunities to expand its geographic reach. Our After Hours Formalwear unit acquired 225 stores, including 125 Gingiss Formalwear stores, 64 Desmonds Formalwear stores, and 25 Modern Tuxedo stores – moving our tuxedo business into major markets in the West and Midwest. In 2003, approximately 700,000 brides visited a David's Bridal store, and more than 50% of those brides purchased a David's bridal gown. Our goal is to grow our market share by entering new markets, expanding in current markets, and serving more of the bridal party's needs beyond gowns and tuxedos.

The link between the Bridal Group and our department stores supports our pursuit of the young adult customer. More than 20% of the wedding registrations in our department stores are by David's Bridal customers. Our wedding registries often give engaged couples a unique introduction to our department stores' selection of exceptional merchandise for the home.

Operating Achievements

David's Bridal: the largest bridal gown retailer in the country and still growing.



In 2003, we identified and implemented several aggressive initiatives to lower our cost structure, which paid great benefits in the second half of the year. Rigorous inventory management and tight editing of our merchandise to avoid duplication enabled us to end the year with almost $300 million less inventory – while still meeting our customers' expectations for quality and selection. These actions helped us lower our operating costs, increase cash flow, and grow operating earnings.

Our operating cash flow was $1.7 billion in 2003, one of the strongest in the retail industry. This strength enables us to increase shareowner returns, as shown by our announcements in early 2004 to repurchase stock, reduce debt, and increase the dividend to $0.97 per share, the 29th consecutive year of dividend increases.

Our strong cash flow enables us to build new stores and remodel and expand existing stores. In 2003, we opened 10 new department stores and remodeled or expanded 28. In addition to the acquisitions mentioned previously, we opened 30 new David's Bridal stores and 10 new After Hours stores.



Gene Kahn John Dunham

A Tradition of Giving

For 58 years, local communities have relied on The May Department Stores Foundation, as well as our company and our associates, to support charitable activities in the markets where we operate. More than 2,000 charitable organizations across the country benefited from $21.9 million in contributions in 2003. Our donations support a broad range of services focused on health and welfare, education, culture and the arts, and civic causes. We are proud that the commitment and support of our associates and the Foundation remain strong – year in and year out – regardless of the economy.

Responsible Governance

Our board of directors and our management team set and uphold a corporate value system built on integrity, openness, and accountability. Under their stewardship, May continues to maintain exceptionally high standards for ethical behavior, social conduct, and financial reporting.

Promising Future

We are committed to understanding today's consumers and meeting their needs – all ages, all lifestyles – and we are working diligently to communicate our strong merchandise messages, as well as the excitement and convenient value found in our stores every day.

A new, modern look was introduced for our credit cards and billing statements.


FILENE'S
PATRICIA L. SMITH
123 456 789 0

Our priorities for 2004 are building sales, maintaining our merchandise margins, controlling our expenses, and delivering earnings growth. We will accomplish this by building on our merchandise prowess and strengthening our fashion authority. We are committed to being first with the hottest trends and the newest "must-haves." Presenting a more differentiated merchandise offering and aggressively pursuing better, higher-pricepoint merchandise categories will significantly enhance our appeal. These initiatives – along with improved inventory management and strong operating disciplines – position us for continued sales and earnings growth.

We appreciate all that our associates accomplished in 2003 and are excited and optimistic about May's potential in 2004 and beyond.

Eugene S. Kahn
Chairman and CEO
March 26, 2004

John L. Dunham
President



the latest

It's the first day of school. All the kids will be trying to make a good impression. I have to look special. Great classes, great teachers...it's going to be a great year! ~ Shopping habits start early, and we want to be one of the top destinations for younger customers, as they become savvy shoppers. 'Tween customers want the styles and fashions they see on their older siblings and other teens. Our stores are dedicated to featuring the coolest trends and hottest looks so our 'tween customers can express their individuality, energy, and emerging sense of style.

This page – On the guys: left to right, sweatshirt by ***Eckō****; shirt and tee by* ***Exceed****, exclusively ours. On the girls: left to right, jacket and tee by* ***Guess****; knit top by* ***Christie Brooks****, exclusively ours. Opposite page – Shirt and tee by* ***Exceed****, exclusively ours.*


...and greatest





similar

*This page – On him: Shirt by **Eighty Eight**, jeans and tee by **DKNY**, shoes by **Nike**, messenger bag by **Samsonite**. This page and opposite – **Apple** iPod.*
*Opposite page – On him: Shirt by **DKNY**, tee by **D Lab**, cargo shorts by **Levi's Workwear**, shoes by **Converse**.*





...but individual

There are so many decisions to make! How do I balance homework, grades, and extracurriculars while going to concerts, the movies, and just hanging out? I want to look cool and current like my friends, but still be me. Where do I find the newest and the latest that's just my style? ~ Our vigorous teen business shows that our department stores are in tune with vibrant, dynamic teen consumers – the ultimate trend-conscious shoppers. Our stores are driven to deliver the hippest, hottest, trendiest merchandise – in apparel, accessories, footwear, makeup, and great electronics, such as the Apple iPod MP3 players.


priceless

*This page, top photo – On him: Polo shirt and tee interpreted with a modern style and attitude by **Brandini**, exclusively ours. Photo above – Sweater and skirt by **Identity**, Lord & Taylor's exclusive, fashion-forward, contemporary sportswear collection; earrings by **Monet**; bracelet by **Liz Claiborne**; shoes by **Rampage**. Opposite page – Double-tee and jeans designed with trend-right modern style by **i.e. relaxed**, exclusively ours.*

I have the whole world ahead of me – with so many "firsts." Furnishing my first apartment. Dressing for my first real job. It's so exciting, but I don't want to make any mistakes. It's really important to me to get it all right! From apparel to accessories and everything in between, our stores present well-edited selections of merchandise interpreted with fresh styling and new ideas. Our customers look to our stores for style leadership and trend guidance. They want outfit options that are "just right" for them and their lifestyle.



...and timeless




mix

This page – Jacket, sweater, shirt, and pants by ***Izod****, found only at our department stores; hat by* ***Liz Claiborne****; leather bracelets and boots by* ***Nine West****.*
Opposite page – Boot, watch, and fragrance by ***Kenneth Cole****. On him: Shirt by* ***Metropolitan by Lord & Taylor****, modern men's sportswear with a younger attitude, exclusively ours.*
On her: Shirt by ***Context****, trend-right, modern sportswear separates, exclusively ours at Lord & Taylor.*






Kenneth Cole
NEW YORK


BLACK
–Kenneth Cole

...and match

I have so much to do! With work, errands, volunteering at school, chauffeuring the kids, and helping at soccer practice, I don't have a minute to waste. I want the latest fashion, but I need stores that are easy to shop. Please give me both! ~ We are listening to our time-starved customers. We're focusing on their requirements and crafting our assortments to assist them in easily finding just the right things. From weekend activewear to evening dressy, our assortments ensure we have the trend-right styles that this customer wants. We're offering superior value pricing every day – giving customers fashion teamed with terrific prices. Our merchandise presentations and in-store graphics offer strong fashion guidance, and our assisted, open-sell cosmetics and jewelry departments add to ease of shopping.

comfortable

At last, there's a little more time for me! The kids are more independent now, and so am I. There's time to volunteer, travel, and maybe start those golf lessons again. This is our time to relax at home, entertain friends and family – to do more things and go more places. Busy parents shifting from errands to entertaining will find just the right merchandise in our stores for their new lifestyle. From casual, stylish apparel...to tailored and dressed-up looks...to great dinnerware, barware, linens, and furniture, our stores are the one-stop shopping destination that offers it all.




...and confident

This page – Skirt in the updated classic, fashion feel of ***Valerie Stevens Sport****, exclusively ours; jelly bag by* ***Amanda Smith****, exclusively ours; shoes by* ***Penny & Kenny****.*
Opposite page – Layered v-neck sweater and capri pants by ***Valerie Stevens Sport****, exclusively ours.*


bold





...yet beautiful

How did our daughter grow up so fast? It seems just yesterday I took her shopping for clothes. Today, she's taking me to lunch, and we're shopping for her children. I love spoiling those kids with great gifts that are fun and special. They think I'm a very hip grandma. ~ Baby boomers continue to be our core customers. They look to our stores for style and fashion for their own lives, and for great gift items for themselves, their children, and grandchildren. From baby gifts to wedding registry gifts and all the gift-giving occasions in between, being a powerful gift headquarters gives our stores energy and verve, and makes them exciting places to shop.


CLARINS
PARIS
Supra Sérum
Haute Exigence
Multi-Intensif
Super Restorative
Serum



*This page – Watch by **AK Anne Klein**, Super Restorative Serum by **Clarins**, and necklace by **Honora** fine jewelry. On him: Casual coat and shirt in the updated classic styling of **John Ashford**, exclusively ours. On her: Coat by **Larry Levine** and scarf by **V. Fraas**. Opposite page – On her: Sweater jacket, turtleneck, and suede skirt interpreted with a fashion twist in casual separates by **Marsh Landing**, exclusively ours; boots by **Valerie Stevens**, exclusively ours; earrings and bracelet by **Anne Klein**.*

...and helpful



Left to right: **Richard Taft**/Meier & Frank, **Razia Noormahomed**/Foley's, **Garrett Perry**/Hecht's, **Martha Torres**/Foley's, **Michael McMahon**/Filene's, **Erlinda Bique**/Hecht's, **Lupe Cisneros**/The Jones Store, **Jehangir Irani**/Strawbridge's, **Bob Brown**/Hecht's, **Ann Rudolph**/Kaufmann's, **Harley Lewis**/Hecht's, **Evelyn Jones**/Lord & Taylor, **Tony Maturi**/Lord & Taylor, **Mary Domio**/Foley's



Left to right: **Judith Bare**/Robinsons-May, **Jean Thompson**/Hecht's, **Cecelia Sutton**/Lord & Taylor, **Diane DePalma**/Filene's, **Bruce Cohen**/Hecht's, **Diane Crenshaw**/Foley's, **Nazimah Boodhoo**/Lord & Taylor, **Doug Stephens**/Meier & Frank, **Laura Trigosso**/Lord & Taylor, **Bernard Asare**/Strawbridge's, **Pamela Barnett**/Robinsons-May, **Bernice Benson**/Foley's, **Dianee Perry**/Meier & Frank, **Arvida Kemmery**/Kaufmann's



Left to right: **Sadie Billings**/Foley's, **Peter Knowles**/Hecht's, **Zonia Diaz**/Lord & Taylor, **Marguerite Hoecker**/Famous-Barr, **Hanan DeSantis**/Strawbridge's, **Wafaa Albassam**/Robinsons-May, **Jimmie Leone**/Foley's, **Tony Wilson**/Hecht's, **Ginger Matranga**/Robinsons-May, **Carol White**/Filene's, **Barry Ballard**/Foley's, **Colin McDonald**/Hecht's, **Cookie Mattioli**/Strawbridge's, **Timothy McDougald**/Filene's

Friendliness Stars

Our Friendliness Program embodies our associates' commitment to treating the customer right. The program celebrated its 15th anniversary in 2003 and has been an important contributor to making our stores better places to shop. Shown on these pages are representatives of our 26,000 Diamond Star associates, who delivered the highest level of service in our stores every day, and of our 15,000 President's Club associates, who produced exceptional sales.



Lord & Taylor Wins 2003 CEO Cup

Lord & Taylor claimed the CEO Cup for providing the highest level of overall customer service in 2003 among our department store divisions. Representing the Lord & Taylor team are, from left to right, **Krys Krzynowek**, sales associate, Westfarms Mall store, who has 46 years of service and is the division's longest-service associate; **AT Panicker**, sales associate, Westchester store; **Bud Reynolds**, chairman; **Jane Elfers**, president and CEO; **Marva Miller**, sales associate, Fifth Avenue store; and **Linda Piepho**, vice president and general manager, Water Tower Place/Chicago store.



Left to right: **Suzanne Danker**/Lord & Taylor, **Karlene Anderson**/Foley's, **Beverly Johnson**/Robinsons-May, **Roseann Galenski**/Filene's, **Feryal Barakat**/Hecht's, **Caron Mayser**/Robinsons-May, **Frank Boccalupo**/Strawbridge's, **Martin Hunt Jr.**/Hecht's



Left to right: **Mohammed Haque**/Hecht's, **Andrea Page**/Famous-Barr, **Margaret Fehmie**/Robinsons-May, **Deborah Reitter**/Kaufmann's, **James Schumacher**/L.S. Ayres, **Malle Vaarsi**/Lord & Taylor, **Nahil Khawaja**/Foley's, **Salma Assemany**/Kaufmann's



Left to right: **Shane Casey**/Foley's, **Suzy Germain**/Filene's, **Stuart Cotler**/Filene's, **Michael Buchner**/Hecht's, **Kamini Kumar**/Foley's, **Si Collier**/Foley's, **Janet Miceli**/Kaufmann's, **Rochelle Stanley**/Lord & Taylor

Individual Store CEO Cups

Each year we award CEO Cups to individual stores that are leaders in offering exceptional customer service. The stores listed below received CEO Cups for 2003. The number following each store name indicates total CEO Cup awards since the program began in 1990.

Lord & Taylor	Burlington Mall/5 Danbury Fair Mall/1 Freehold Raceway Mall/1 Natick Mall/1 Rockaway Town Square Mall/2 Water Tower Place (Chicago)/2 Westfield/3
Filene's	Boston Downtown/2 Danbury Fair Mall/2 Eastfield Mall (Springfield)/2 Hanover Mall/5 Pheasant Lane (Nashua)/3 Silver City Galleria (Taunton)/4 Warwick Mall/3
Kaufmann's	Lycoming Mall (Williamsport)/6 Washington Crown Center/2
Robinsons-May	Fashion Valley Center (San Diego)/1 Main Place (Santa Ana)/1 Montebello Town Center/1 Paradise Valley Mall (Phoenix)/4 The Fashion Show (Las Vegas)/3 Tucson Mall/4
Hecht's	Bellevue Center (Nashville)/1 Capital City Mall (Harrisburg)/1 Cary Town Center/2 Chesterfield Towne Center (Richmond)/1 Coliseum Mall (Hampton)/5 Regency Square (Richmond)/2 St. Charles Towne Center (Waldorf)/4
Foley's	Collin Creek Mall (Plano)/2 Ingram Park Mall (San Antonio)/4 North Star (San Antonio)/1 San Jacinto (Baytown)/2 Stonebriar Center (Frisco)/1 Woodland Hills (Tulsa)/3
L.S. Ayres	College Mall (Bloomington)/4 Glendale Mall (Indianapolis)/2

May at a glance

The May Department Stores Company is a collection of some of the most long-standing, well-respected names in retailing. We employ approximately 110,000 associates in 46 states, the District of Columbia, and Puerto Rico.

Our department store divisions collectively serve 127 markets totaling 162 million people in 36 states and the District of Columbia. Each holds a leading position in its respective markets. Our Bridal Group has stores in 45 states and Puerto Rico.

Market Information	Stores	2003 Net Sales
Lord & Taylor 30 markets, including New York/ New Jersey Metro; Chicago; Boston; Philadelphia Metro; Washington, D.C., Metro; and Detroit	78*	$ 1.8 billion
Filene's and Kaufmann's 39 markets, including Boston Metro, Pittsburgh, Cleveland, Southern Connecticut, Providence (R.I.) Metro, Hartford (Conn.), Buffalo, Rochester, and Columbus	101	$ 3.0 billion
Robinsons-May and Meier & Frank 15 markets, including Los Angeles/Orange County, Riverside/San Bernardino, Phoenix, San Diego, Las Vegas, Portland/Vancouver Metro, and Salt Lake City	73	$ 2.4 billion
Hecht's and Strawbridge's 19 markets, including Washington, D.C., Metro; Philadelphia Metro; Baltimore; Norfolk (Va.); Nashville; Richmond (Va.); Charlotte (N.C.); Greensboro (N.C.); and Raleigh-Durham (N.C.)	80	$ 2.4 billion
Foley's 22 markets, including Houston, Dallas/Fort Worth, Denver, San Antonio, Austin (Texas), and Oklahoma City (Okla.)	69	$ 2.0 billion
Famous-Barr, L.S. Ayres, and The Jones Store 24 markets, including St. Louis Metro, Kansas City Metro, and Indianapolis	43**	$ 1.1 billion
Total Department Stores	444	$12.7 billion
Bridal Group 210 David's Bridal stores, 460 After Hours Formalwear stores, and 10 Priscilla of Boston stores in 45 states and Puerto Rico	680	$ 0.6 billion
The May Department Stores Company	1,124	$13.3 billion

*Includes 24 stores to be divested.
**Includes one store to be divested.

Store locations


1/5
7/3
1
46/85
2/7
8/1
9/19
14/6
2/1
1
1
3
4/5
5/2
50/18
11
1/5
18/14
2
5/12
15
12/78
3/40
13/15
24/27
2/7
1/1
5/17
1
12
3/29
10
4/46
36/31
25/30
12/27
31/20
1
4
1
2/1
28/10
17/28
15/6
3/1
4/4
25/19
2 (D.C.)
2
Department Stores
Bridal Group Locations
● Division Headquarters

Management's Discussion and Analysis

Overview

Fiscal 2003 began with a difficult retailing environment similar to the conditions in 2002 and 2001. However, an improving economy helped us finish 2003 with a strong fourth quarter. During 2003, we made several key investments and implemented initiatives that will benefit future results. Among our significant 2003 achievements are:

- Generated $1.7 billion of operating cash flow. These results led to our February 2004 announcement of a $500 million share repurchase program and $200 million planned debt redemption.
- Invested in new stores and expanded or remodeled many existing stores.
- Began the divestiture of 34 underperforming department stores.
- Expanded the nationwide presence of our Bridal Group.
- Reduced operating costs and inventory levels.

Our operating cash flow was $1.7 billion in 2003. Our strong cash flow enables us to make acquisitions, build new stores, remodel and expand existing stores, repurchase stock, and reduce debt.

In 2003, we opened 10 new department stores, which added 1.7 million square feet of retail space.

Filene's		
	Brockton, MA	Westgate Mall
Kaufmann's		
	Columbus, OH	Mall at Tuttle Crossing
	Columbus, OH	Columbus City Center
	Pittsburgh, PA	The Waterfront
Meier & Frank		
	Ogden, UT	The Family Center at Riverdale
Hecht's		
	Richmond, VA	Short Pump Town Center
Foley's		
	Houston, TX	The Galleria
	Lake Charles, LA	Prien Lake Mall
	Denton, TX	Golden Triangle Mall
Famous-Barr		
	Columbia, MO	The Shoppes at Stadium

Our new stores in Columbus add critical mass to what had been a single-store market. The other new stores represent strategic expansion in existing or contiguous markets.

The four new department stores that opened in Brockton, Pittsburgh, Ogden, and Columbia represent a newer, off-the-mall store format featuring a contemporary design and flexible merchandise presentations. This format enables us to open freestanding stores in innovative centers, including mixed-use "lifestyle" projects.

We also remodeled 3.0 million square feet of retail space in 28 department stores in 2003, including the expansion of five stores by 200,000 square feet. At fiscal year-end, we operated 444 department stores in 36 states and the District of Columbia.

In July 2003, we announced our intention to divest 34 underperforming department stores, consisting of 32 Lord & Taylor stores, one Famous-Barr store, and one Jones Store location. These divestitures will result in total estimated charges of $380 million, of which $328 million, or $0.67 per share, was incurred in 2003.

In 2003, our After Hours Formalwear unit acquired 225 stores, including stores from Gingiss Formalwear, Desmonds Formalwear, and Modern Tuxedo. These acquisitions expand our reach to key Midwestern and Western markets, giving After Hours a leading national presence to further complement the market leadership of David's Bridal. In addition, our Bridal Group opened 30 David's Bridal stores and 10 After Hours stores.

Our planned capital expenditures for 2004 are approximately $600 million. This plan includes opening eight new department stores totaling 1.3 million square feet; remodeling or expanding 12 stores totaling 1.1 million square feet of retail space; and the Bridal Group's addition of 30 David's Bridal stores, 20 After Hours stores, and two Priscilla of Boston stores totaling 345,000 square feet of retail space.

During 2003, we implemented initiatives to improve productivity. These initiatives led to a 0.4% decrease in selling, general, and administrative expenses as a percent of net sales.

	2003		2002		2001	
(dollars in millions, except per share)	$	%	$	%	$	%
Net sales	**$13,343**	**100.0%**	$13,491	100.0%	$13,883	100.0%
Cost of sales:						
Recurring	**9,372**	**70.3**	9,440	70.0	9,632	69.4
Restructuring markdowns	**6**	**0.0**	23	0.2	–	0.0
Selling, general, and administrative expenses	**2,686**	**20.1**	2,772	20.5	2,758	19.9
Restructuring costs	**322**	**2.4**	91	0.7	–	0.0
Interest expense, net	**318**	**2.4**	345	2.5	354	2.5
Earnings before income taxes	**639**	**4.8**	820	6.1	1,139	8.2
Provision for income taxes[1]	**205**	**32.1**	278	33.9	436	38.3
Net earnings	**$ 434**	**3.3%**	$ 542	4.0%	$ 703	5.1%
Earnings per share	**$ 1.41**		$ 1.76		$ 2.21	

[1] Percents represent effective income tax rates.

Results of Operations

Earnings per share were $1.41 in 2003, compared with $1.76 in 2002 and $2.21 in 2001. Net earnings totaled $434 million in 2003, compared with $542 million in 2002 and $703 million in 2001. In 2003, earnings include restructuring costs for store divestitures of $328 million, or $0.67 per share. In 2002, earnings include restructuring costs for division combinations of $114 million, or $0.24 per share.

Net Sales Net sales include merchandise sales and lease department income. Store-for-store sales compare sales of stores open during both years beginning the first day a new store has prior-year sales and exclude sales of stores closed during both years. Net sales increases (decreases) for 2003 and 2002 were:

	2003		2002	
Quarter	Total	Store-for-Store	Total	Store-for-Store
First	**(7.2)%**	**(8.6)%**	0.8 %	(2.6)%
Second	**(1.0)**	**(2.9)**	(2.3)	(5.1)
Third	**(0.5)**	**(2.3)**	(4.6)	(7.3)
Fourth	**2.7**	**0.8**	(4.4)	(5.9)
Year	**(1.1)%**	**(2.8)%**	(2.8)%	(5.3)%

The 1.1% decrease in total net sales from $13.5 billion in 2002 to $13.3 billion in 2003 was due primarily to a $378 million decrease in store-for-store sales, offset by $284 million of new-store sales. The total net sales decrease for 2002 was due to a $732 million decrease in store-for-store sales, offset by $395 million of new-store sales. The decreases in store-for-store sales coincided with a general economic decline, decreased consumer confidence, and the continued war on terrorism. These events resulted in a difficult retailing environment, which had an adverse impact on our sales volumes.

The 2003 and 2002 decreases in store-for-store sales were characterized by a decrease in both the number of department store transactions and the average selling price per item. Overall, 2003 sales of both men's and women's apparel, home textiles, and tabletop merchandise lagged, partially offset by stronger sales of fashion accessories and furniture.

Cost of Sales Recurring cost of sales includes the cost of merchandise, inbound freight, distribution expenses, buying, and occupancy costs. In 2003, restructuring markdowns were incurred to liquidate inventory as stores to be divested were closing. In 2002, restructuring markdowns were incurred to conform merchandise assortments and synchronize pricing and promotional strategies during the division combinations. Cost of sales and the related percent of net sales were:

	2003		2002		2001	
(dollars in millions)	$	%	$	%	$	%
Recurring cost of sales	**$9,372**	**70.3%**	$9,440	70.0%	$9,632	69.4%
Restructuring markdowns	**6**	**0.0**	23	0.2	–	0.0

Recurring cost of sales as a percent of net sales increased 0.3% in 2003, compared with 2002, because of a 0.3% increase in occupancy costs.

Recurring cost of sales as a percent of net sales increased 0.6% in 2002, compared with 2001, because of a 0.9% increase in occupancy costs and a 0.2% increase for the effect of the LIFO (last-in, first-out) cost method, offset by a 0.6% decrease in the cost of merchandise. There was no LIFO provision or credit in 2003 or 2002, compared with a 2001 LIFO credit of $30 million, or $0.06 per share.

Division Net Sales, Net Sales per Square Foot, and Retail Square Footage

	Net Sales in Millions of Dollars		Net Sales per Square Foot		Gross Retail Square Footage in Thousands		Number of Stores			
Store Company: Headquarters	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	New	Closed	2002
Lord & Taylor: New York City	**$ 1,823**	$ 1,897	**$163**	$171	**10,475**	11,207	**78**	–	7	85
Filene's, Kaufmann's: Boston	**3,020**	3,096	**178**	190	**17,221**	16,480	**101**	4	–	97
Robinsons-May, Meier & Frank: Los Angeles	**2,446**	2,466	**176**	181	**14,066**	13,767	**73**	1	–	72
Hecht's, Strawbridge's: Washington, D.C.	**2,363**	2,379	**166**	171	**14,380**	14,134	**80**	1	1	80
Foley's: Houston	**1,977**	1,995	**149**	157	**13,461**	12,985	**69**	3	–	66
Famous-Barr, L.S. Ayres, The Jones Store: St. Louis	**1,106**	1,150	**141**	144	**7,882**	7,887	**43**	1	1	43
Total Department Stores	**$12,735**	$12,983	**$164**	$172	**77,485**	76,460	**444**	10	9	443
Bridal Group: Philadelphia	**608**	508	**250**	244	**2,861**	2,235	**680**	265	10	425
The May Department Stores Company	**$13,343**	$13,491	**$167**	$174	**80,346**	78,695	**1,124**	275	19	868

Net sales per square foot is calculated from net sales and average gross retail square footage.
Gross retail square footage and number of stores represent locations open at the end of the years presented.

Management's Discussion and Analysis

Selling, General, and Administrative Expenses Selling, general, and administrative expenses and the related percent of net sales were:

	2003		2002		2001	
(dollars in millions)	$	%	$	%	$	%
Selling, general, and administrative expenses	**$2,686**	**20.1%**	$2,772	20.5%	$2,758	19.9%

The 0.4% decrease in selling, general, and administrative expenses as a percent of net sales in 2003 was due to a 0.3% decrease in payroll costs, a 0.3% decrease in net credit expense, and a 0.2% decrease in advertising costs, offset by a 0.4% increase in pension and other costs.

The 0.6% increase in selling, general, and administrative expenses as a percent of net sales in 2002 was due to a 0.5% increase in payroll costs and a 0.2% increase in advertising costs, offset by a 0.2% decrease from the elimination of goodwill amortization.

Selling, general, and administrative expenses included advertising and sales promotion costs of $628 million, $669 million, and $652 million in 2003, 2002, and 2001, respectively. As a percent of net sales, advertising and sales promotion costs were 4.7% in 2003, 4.9% in 2002, and 4.7% in 2001. We adjusted our media mix in 2003 to increase the use of electronic media and reduce the use of print media.

Finance charge revenues are included as a reduction of selling, general, and administrative expenses. Finance charge revenues were $244 million in 2003, $261 million in 2002, and $292 million in 2001.

Restructuring Charges In July 2003, we announced our intention to divest 34 underperforming department stores. These divestitures will result in total estimated charges of $380 million, consisting of asset impairments of $317 million, inventory liquidation losses of $25 million, severance benefits of $23 million, and other charges of $15 million. Approximately $50 million of the $380 million represents the cash cost of the store divestitures, not including the benefit from future tax credits. Of the $380 million in expected total charges, $328 million was recognized in 2003, $6 million of which was included in cost of sales. Most of the remaining costs are expected to be recognized in 2004 and 2005.

We are negotiating agreements with landlords and developers for each store divestiture. Through the end of 2003, we closed nine of the 34 stores we intend to divest, including one location closed for remodel in 2002 that will not reopen.

We recorded asset impairment charges to reduce store assets to their estimated fair value because of the shorter period over which they will be used. Estimated fair values were based on estimated market values for similar assets. Severance benefits are recognized as each store is closed. As of January 31, 2004, severance benefits of $6 million were paid to approximately 900 store and central office associates. Inventory liquidation losses and other costs of $5 million were recognized in 2003.

In 2002, we recorded restructuring charges of $102 million for the Filene's/Kaufmann's and Robinsons-May/Meier & Frank division combinations and $12 million for the closure of the Arizona Credit Center and realignment of the company's data centers. Of the $114 million in total charges, $23 million was included as cost of sales. Severance and relocation benefits were given to approximately 2,000 associates, with $2 million remaining to be paid by the end of 2004.

Business Combinations In 2003, our Bridal Group acquired 225 tuxedo rental and retail locations, primarily in the Midwestern and Western United States. These purchases include certain assets of Gingiss Formalwear, Desmonds Formalwear, and Modern Tuxedo. These transactions did not have a material effect on our results of operations or financial position.

Interest Expense Components of net interest expense were:

(dollars in millions)	**2003**	2002	2001
Interest expense	**$337**	$378	$383
Interest income	**(3)**	(10)	(7)
Capitalized interest	**(16)**	(23)	(22)
Net interest expense	**$318**	$345	$354
Percent of net sales	**2.4%**	2.5%	2.5%

The decrease in interest expense in 2003 was due primarily to lower long-term borrowings and a $10 million decrease in early debt redemption costs, partially offset by a $7 million decrease in capitalized interest. The decrease in interest expense in 2002 was due primarily to lower interest on both long-term and short-term debt, offset by a $5 million increase in early debt redemption costs.

Short-term borrowings were:

(dollars in millions)	2003	2002	2001
Average balance outstanding	**$226**	$235	$397
Average interest rate on average balance	**1.3%**	1.7%	3.0%

Income Taxes The effective income tax rate for 2003 was 32.1%, compared with 33.9% in 2002 and 38.3% in 2001. The 2003 and 2002 effective tax rates included the effect of income tax credits recorded on the resolution of various federal and state tax issues: $31 million in 2003 and $25 million in 2002. Excluding these tax credits, our 2003 and 2002 effective tax rates were 37.0%. The 1.3% decrease in the effective tax rate in 2002 compared with 2001 was due primarily to the favorable impact of eliminating goodwill amortization.

Impact of Inflation Inflation did not have a material impact on our 2003, 2002, or 2001 net sales or earnings. We value inventory principally on a LIFO basis, and as a result, the current cost of merchandise is reflected in current operating results.

Financial Condition

Return on Equity Return on equity is our principal measure for evaluating our performance for shareowners and our ability to invest shareowners' funds profitably. Return on beginning equity was 10.7% in 2003, compared with 14.1% in 2002 and 18.2% in 2001. Restructuring charges reduced return on equity by 5.1% in 2003 and 2.0% in 2002.

Return on Net Assets Return on net assets measures performance independent of capital structure. Return on net assets is pretax earnings before net interest expense and the interest component of operating leases, divided by beginning-of-year net assets (including present value of operating leases). Return on net assets was 9.7% in 2003, compared with 11.8% in 2002 and 15.5% in 2001. Restructuring charges reduced return on net assets by 3.2% in 2003 and 1.1% in 2002.

Cash Flows Cash flows from operations were $1.7 billion in 2003, compared with $1.5 billion in 2002 and $1.6 billion in 2001. The increase in cash flows from operations in 2003 was due primarily to a decrease in cash paid for income taxes and the effect of inventory and accounts payable balance changes.

Sources (uses) of cash flows were:

(in millions)	2003	2002	2001
Net earnings	**$ 434**	$ 542	$ 703
Depreciation and amortization	**564**	557	559
Store divestiture asset impairments	**317**	–	–
Working capital decreases	**442**	211	318
Other operating activities	**(82)**	150	64
Cash flows from operations	**1,675**	1,460	1,644
Net capital expenditures	**(549)**	(790)	(756)
Business combinations	**(70)**	–	(425)
Cash flows used for investing activities	**(619)**	(790)	(1,181)
Net long-term debt issuances (repayments)	**(78)**	(434)	72
Net short-term debt issuances (repayments)	**(150)**	72	78
Net purchases of common stock	**(26)**	(14)	(420)
Dividend payments	**(293)**	(291)	(297)
Cash flows used for financing activities	**(547)**	(667)	(567)
Increase (decrease) in cash and cash equivalents	**$ 509**	$ 3	$ (104)

See "Consolidated Statements of Cash Flows" on page 33.

Investing Activities Capital expenditures were made primarily for new stores, remodels, and expansions. Our strong financial condition enables us to make capital expenditures to enhance growth and improve operations. The operating measures we emphasize when we invest in new stores and remodel or expand existing stores include return on net assets, internal rate of return, and net sales per square foot.

Business combinations in 2003 included the purchase of certain assets of Gingiss Formalwear, Desmonds Formalwear, and Modern Tuxedo. In 2001, business combinations included the acquisition of After Hours, Priscilla of Boston, and nine department stores in the Tennessee and Louisiana markets.

Liquidity and Available Credit We finance our activities primarily with cash flows from operations, borrowings under credit facilities, and issuances of long-term debt. We have $1.0 billion of credit under unsecured revolving facilities consisting of a $700 million multi-year credit agreement expiring July 31, 2006, and a $300 million 364-day credit agreement expiring August 2, 2004. These credit agreements support our commercial paper borrowings. Financial covenants under the credit agreements include a minimum fixed-charge coverage ratio and a maximum debt-to-capitalization ratio. We also maintain a $28 million credit facility with a group of minority-owned banks. In addition, we have filed a shelf registration statement with the Securities and Exchange Commission that enables us to issue up to $525 million of debt securities.

Annual maturities of long-term debt, including sinking fund requirements and capital lease obligations, are $239 million, $155 million, $131 million, $260 million, and $177 million for 2004 through 2008. Maturities of long-term debt are scheduled over the next 33 years, with the largest single-year principal repayment being $260 million. Interest payments on long-term debt are typically paid on a semi-annual basis.

In February 2004, our board of directors approved the repurchase of up to $500 million of May common stock, and we announced our plans for early redemption of $200 million of 8.375% debentures due in 2024. We will incur costs of approximately $8 million for the early redemption expected in August 2004. Both the share repurchase and the debt redemption will be accomplished with internally generated funds.

Off-balance-sheet Financing We do not sell or securitize customer accounts receivable. We have not entered into off-balance-sheet financing or other arrangements with any special-purpose entity. Our existing operating leases do not contain any significant termination payments if lease options are not exercised. The present value of operating leases (minimum rents) was $568 million as of January 31, 2004.

Financial Ratios Our debt-to-capitalization and fixed-charge coverage ratios are consistent with our capital structure objective. Our capital structure provides us with substantial financial and operational flexibility.

Our debt-to-capitalization ratios were 46%, 48%, and 51% for 2003, 2002, and 2001, respectively. For purposes of the debt-to-capitalization ratio, we define total debt as short-term and long-term debt (including the Employee Stock Ownership Plan [ESOP] debt reduced by unearned compensation) and the capitalized value of all leases, including operating leases. We define capitalization as total debt, noncurrent deferred taxes, ESOP preference shares, and shareowners' equity. See "Profit Sharing" on page 37 for discussion of the ESOP.

Our fixed-charge coverage ratios were 2.6x in 2003, 2.8x in 2002, and 3.5x in 2001. Restructuring charges reduced the fixed-charge coverage ratio by 0.9x in 2003 and 0.3x in 2002.

Employee Stock Options Effective February 2, 2003, we began expensing the fair value of all stock-based compensation granted after February 2, 2003. We adopted the fair value method prospectively. The expense associated with stock options issued in 2003 was $3 million, or $0.01 per share.

Common Stock Dividends and Market Prices Our dividend policy is based on earnings growth and capital investment requirements. We increased the annual dividend by $0.01 to $0.97 per share effective with the March 2004 dividend. This is our 29th consecutive annual dividend increase. We have paid consecutive quarterly dividends since 1911.

The quarterly price ranges of our common stock and dividends per share in 2003 and 2002 were:

	2003			2002		
	Market Price		Dividends	Market Price		Dividends
Quarter	High	Low	per Share	High	Low	per Share
First	**$21.72**	**$17.81**	**$0.24**	$37.75	$33.04	$0.2375
Second	**25.34**	**20.02**	**0.24**	37.08	25.74	0.2375
Third	**28.20**	**23.70**	**0.24**	30.50	20.10	0.2375
Fourth	**34.06**	**26.37**	**0.24**	26.10	20.08	0.2375
Year	**$34.06**	**$17.81**	**$0.96**	$37.75	$20.08	$0.9500

The approximate number of common shareowners as of March 1, 2004, was 38,000.

Contractual Obligations The following table summarizes our contractual cash obligations as of January 31, 2004:

(in millions)	Total	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years
Long-term debt	$3,988	$238	$281	$433	$3,036
Capital lease obligations	92	7	14	14	57
Operating lease obligations	858	108	193	158	399
Total	$4,938	$353	$488	$605	$3,492

In the ordinary course of business, we enter into arrangements with vendors to purchase merchandise up to 12 months in advance of expected delivery. These purchase orders do not contain any significant termination payments or other penalties if cancelled.

Critical Accounting Policies

Accounts Receivable Allowance In 2003, approximately 35% of our net sales were made under our department store credit programs, which resulted in customer accounts receivable balances of approximately $1.7 billion at January 31, 2004. We have significant experience in managing our credit programs. Our allowance for doubtful accounts is based upon a number of factors including account write-off experience, account aging, and year-end balances. We do not expect actual experience to vary significantly from our estimate.

Retail Inventory Method Under the retail inventory method, we record markdowns to value merchandise inventories at net realizable value. We closely monitor actual and forecasted sales trends, current inventory levels, and aging information by merchandise categories. If forecasted sales are not achieved, additional markdowns may be needed in future periods to clear excess or slow-moving merchandise, which could result in lower gross margins.

Asset Impairment When a store experiences unfavorable operating performance, we evaluate whether an impairment charge should be recorded. A store's assets are evaluated for impairment by comparing its estimated undiscounted cash flows with its carrying value. If the cash flows are not sufficient to recover the carrying value, the assets are written down to fair value. Prior to 2003, impairment losses associated with these reviews were not significant. In 2003, we recorded an asset impairment loss of $317 million because of the planned divestiture of 34 department stores. In the future, if store-for-store sales decline and general economic conditions are negative, impairment losses could be significant.

Self-insurance Reserves We self-insure a portion of the exposure for costs related primarily to workers' compensation and general liability. Expenses are recorded based on actuarial estimates for reported and incurred but not reported claims considering a number of factors, including historical claims experience, severity factors, litigation costs, inflation, and other actuarial assumptions. Although we do not expect the amount we will ultimately pay to differ significantly from our estimates, self-insurance reserves could be affected if future claims experience differs significantly from the historical trends and our assumptions.

Pension Plans We use various assumptions and estimates to measure the expense and funded status of our pension plans. Those assumptions and estimates include discount rates, rates of return on plan assets, rates of future compensation increases, employee turnover rates, and anticipated mortality rates. The use of different assumptions and estimates in our pension plans could result in a significantly different funded status and plan expense. Based on current estimates and assumptions, we believe our 2004 pension expense will be approximately $100 million.

Impact of New Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards that require companies to classify certain financial instruments as liabilities that were previously classified as equity. We did not reclassify any financial instruments as a result of adopting SFAS No. 150.

In the first quarter of fiscal 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which eliminates goodwill amortization and prescribes a new approach for assessing potential goodwill impairments. Our transitional assessment of potential goodwill impairments under SFAS No. 142 did not identify any impairment. Goodwill amortization incurred in 2001 was $42 million, or $0.11 per share. Net earnings in 2001, excluding goodwill amortization, were $740 million, or $2.32 per share.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk arises primarily from changes in interest rates on short-term debt. Short-term debt has generally been used to finance seasonal working capital needs, resulting in minimal exposure to interest rate fluctuations. Long-term debt is at fixed interest rates. Our merchandise purchases are denominated in United States dollars. Operating expenses of our international offices located outside the United States are generally paid in local currency and are not material. During fiscal 2003, 2002, and 2001, we were not a party to any derivative financial instruments.

Forward-looking Statements

Management's Discussion and Analysis contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. While such statements reflect all available information and management's judgment and estimates of current and anticipated conditions and circumstances and are prepared with the assistance of specialists within and outside the company, there are many factors outside of our control that have an impact on our operations. Such factors include but are not limited to competitive changes, general and regional economic conditions, consumer preferences and spending patterns, availability of adequate locations for building or acquiring new stores, our ability to hire and retain qualified associates, and our ability to manage the business to minimize the disruption of sales and customer service as a result of restructuring activities. Because of these factors, actual performance could differ materially from that described in the forward-looking statements.

Consolidated Statements of Earnings

(in millions, except per share)	**2003**	2002	2001
Net sales	**$13,343**	$13,491	$13,883
Cost of sales:			
Recurring	**9,372**	9,440	9,632
Restructuring markdowns	**6**	23	–
Selling, general, and administrative expenses	**2,686**	2,772	2,758
Restructuring costs	**322**	91	–
Interest expense, net	**318**	345	354
Earnings before income taxes	**639**	820	1,139
Provision for income taxes	**205**	278	436
Net earnings	**$ 434**	$ 542	$ 703
Basic earnings per share	**$ 1.44**	$ 1.82	$ 2.31
Diluted earnings per share	**$ 1.41**	$ 1.76	$ 2.21

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(dollars in millions, except per share)	**January 31, 2004**	February 1, 2003
Assets		
Current assets:		
Cash	**$ 20**	$ 21
Cash equivalents	**544**	34
Accounts receivable, net of allowance for doubtful accounts of $105 and $112	**1,755**	1,776
Merchandise inventories	**2,737**	2,857
Other current assets	**87**	99
Total current assets	**5,143**	4,787
Property and equipment:		
Land	**351**	361
Buildings and improvements	**4,648**	4,753
Furniture, fixtures, equipment, and other	**4,047**	4,034
Property under capital leases	**57**	57
Total property and equipment	**9,103**	9,205
Accumulated depreciation	**(3,954)**	(3,739)
Property and equipment, net	**5,149**	5,466
Goodwill	**1,504**	1,441
Intangible assets, net of accumulated amortization of $27 and $19	**168**	176
Other assets	**133**	131
Total assets	**$12,097**	$12,001
Liabilities and shareowners' equity		
Current liabilities:		
Short-term debt	**$ –**	$ 150
Current maturities of long-term debt	**239**	139
Accounts payable	**1,191**	1,101
Accrued expenses	**975**	947
Income taxes payable	**280**	264
Total current liabilities	**2,685**	2,601
Long-term debt	**3,797**	4,035
Deferred income taxes	**773**	710
Other liabilities	**507**	507
ESOP preference shares	**235**	265
Unearned compensation	**(91)**	(152)
Shareowners' equity:		
Common stock	**144**	144
Additional paid-in capital	**16**	9
Retained earnings	**4,098**	3,957
Accumulated other comprehensive loss	**(67)**	(75)
Total shareowners' equity	**4,191**	4,035
Total liabilities and shareowners' equity	**$12,097**	$12,001

Common stock has a par value of $0.50 per share; 1 billion shares are authorized. At January 31, 2004, 320.5 million shares were issued, with 288.8 million shares outstanding and 31.7 million shares held in treasury. At February 1, 2003, 320.5 million shares were issued, with 288.3 million shares outstanding and 32.2 million shares held in treasury.

ESOP preference shares have a par value of $0.50 per share and a stated value of $507 per share; 800,000 shares are authorized. At January 31, 2004, 462,846 shares (convertible into 15.6 million shares of common stock) were issued and outstanding. At February 1, 2003, 522,587 shares (convertible into 17.7 million shares of common stock) were issued and outstanding.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in millions)	2003	2002	2001
Operating activities			
Net earnings	**$ 434**	$ 542	$ 703
Adjustments for noncash items included in earnings:			
Depreciation and other amortization	**556**	546	511
Goodwill and other intangible amortization	**8**	11	48
Store divestiture asset impairments	**317**	–	–
Deferred income taxes	**(64)**	34	63
Working capital changes:			
Accounts receivable, net	**21**	202	183
Merchandise inventories	**122**	17	103
Other current assets	**–**	24	30
Accounts payable	**90**	79	51
Accrued expenses	**24**	(103)	(30)
Income taxes payable	**185**	(8)	(19)
Other assets and liabilities, net	**(18)**	116	1
Cash flows from operations	**1,675**	1,460	1,644
Investing activities			
Capital expenditures	**(600)**	(798)	(797)
Proceeds from dispositions of property and equipment	**51**	8	41
Business combinations	**(70)**	–	(425)
Cash flows used for investing activities	**(619)**	(790)	(1,181)
Financing activities			
Issuances of long-term debt	**–**	–	250
Repayments of long-term debt	**(78)**	(434)	(178)
Net issuances (repayments) of short-term debt	**(150)**	72	78
Purchases of common stock	**(52)**	(45)	(474)
Issuances of common stock	**26**	31	54
Dividend payments	**(293)**	(291)	(297)
Cash flows used for financing activities	**(547)**	(667)	(567)
Increase (decrease) in cash and cash equivalents	**509**	3	(104)
Cash and cash equivalents, beginning of year	**55**	52	156
Cash and cash equivalents, end of year	**$ 564**	$ 55	$ 52
Cash paid during the year:			
Interest expense	**$ 329**	$ 369	$ 344
Income taxes	**87**	225	369

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareowners' Equity

(dollars in millions, except per share, shares in thousands)	Outstanding Common Stock Shares	Outstanding Common Stock $	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareowners' Equity
Balance at February 3, 2001	298,170	$149	$ –	$3,706	$ –	$3,855
Net earnings	–	–	–	703	–	703
Minimum pension liability, net	–	–	–	–	(12)	(12)
Comprehensive earnings						691
Dividends paid:						
Common stock ($0.94 per share)	–	–	–	(278)	–	(278)
ESOP preference shares, net of tax benefit	–	–	–	(19)	–	(19)
Common stock issued	3,038	2	64	–	–	66
Common stock purchased	(14,035)	(7)	(64)	(403)	–	(474)
Balance at February 2, 2002	287,173	144	–	3,709	(12)	3,841
Net earnings	–	–	–	542	–	542
Minimum pension liability, net	–	–	–	–	(63)	(63)
Comprehensive earnings						479
Dividends paid:						
Common stock ($0.95 per share)	–	–	–	(273)	–	(273)
ESOP preference shares, net of tax benefit	–	–	–	(18)	–	(18)
Common stock issued	2,723	1	51	–	–	52
Common stock purchased	(1,645)	(1)	(42)	(3)	–	(46)
Balance at February 1, 2003	**288,251**	**144**	**9**	**3,957**	**(75)**	**4,035**
Net earnings	**–**	**–**	**–**	**434**	**–**	**434**
Minimum pension liability, net	**–**	**–**	**–**	**–**	**(3)**	**(3)**
Unrealized gains on marketable securities, net of tax of $7	**–**	**–**	**–**	**–**	**11**	**11**
Comprehensive earnings						**442**
Dividends paid:						
Common stock ($0.96 per share)	**–**	**–**	**–**	**(277)**	**–**	**(277)**
ESOP preference shares, net of tax benefit	**–**	**–**	**–**	**(16)**	**–**	**(16)**
Common stock issued	**2,631**	**1**	**58**	**–**	**–**	**59**
Common stock purchased	**(2,091)**	**(1)**	**(51)**	**–**	**–**	**(52)**
Balance at January 31, 2004	**288,791**	**$144**	**$ 16**	**$4,098**	**$(67)**	**$4,191**

(in thousands)	Treasury Shares **2003**	2002	2001
Balance, beginning of year	**32,204**	183,282	172,285
Common stock issued:			
Exercise of stock options	**(484)**	(935)	(1,588)
Deferred compensation plan	**(281)**	(151)	(231)
Restricted stock grants, net of forfeitures	**153**	(236)	(337)
Conversion of ESOP preference shares	**(2,019)**	(1,401)	(876)
Contribution to profit sharing plan	**–**	–	(6)
	(2,631)	(2,723)	(3,038)
Common stock purchased	**2,091**	1,645	14,035
Common stock retired	**–**	(150,000)	–
Balance, end of year	**31,664**	32,204	183,282

Outstanding common stock excludes shares held in treasury.

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Fiscal Year The company's fiscal year ends on the Saturday closest to January 31. Fiscal years 2003, 2002, and 2001 ended on January 31, 2004, February 1, 2003, and February 2, 2002, respectively. References to years in this annual report relate to fiscal years or year-ends rather than calendar years.

Basis of Reporting The consolidated financial statements include the accounts of The May Department Stores Company (May or the company), a Delaware corporation, and all subsidiaries. All intercompany transactions are eliminated. The company operates as one reportable segment. The company's 444 quality department stores are operated by six regional department store divisions across the United States under 11 long-standing and widely recognized trade names. The company aggregates its six department store divisions into a single reportable segment because they have similar economic and operating characteristics. In addition, the Bridal Group operates 210 David's Bridal stores, 460 After Hours Formalwear stores, and 10 Priscilla of Boston stores.

Use of Estimates Management makes estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from these estimates.

Net Sales Net sales include merchandise sales and lease department income. Merchandise sales are recognized at the time the sale is made to the customer, are net of estimated returns and promotional coupons, and exclude sales tax. Lease department income is recognized based on a percentage of lease department sales, net of estimated returns.

Cost of Sales Recurring cost of sales includes the cost of merchandise, inbound freight, distribution expenses, buying, and occupancy costs. In 2003, restructuring markdowns were incurred to liquidate inventory as stores to be divested were closing. In 2002, restructuring markdowns were incurred to conform merchandise assortments and synchronize pricing and promotional strategies during the division combinations.

Vendor Allowances The company has arrangements with some vendors under which it receives cash or allowances when merchandise does not achieve anticipated rates of sale. The amounts recorded for these arrangements are recognized as reductions of cost of sales.

Preopening Expenses Preopening expenses of new stores are expensed as incurred.

Advertising Costs Advertising and sales promotion costs are expensed at the time the advertising occurs. These costs are net of cooperative advertising reimbursements and are included in selling, general, and administrative expenses. Advertising and sales promotion costs were $628 million, $669 million, and $652 million in 2003, 2002, and 2001, respectively.

Finance Charge Revenues Finance charge revenues are recognized in accordance with the contractual provisions of customer agreements and are included as a reduction of selling, general, and administrative expenses. Finance charge revenues were $244 million, $261 million, and $292 million in 2003, 2002, and 2001, respectively.

Income Taxes Income taxes are accounted for using the liability method. The liability method applies statutory tax rates in effect at the date of the balance sheet to differences between the book basis and the tax basis of assets and liabilities.

Earnings per Share References to earnings per share relate to diluted earnings per share.

Stock-based Compensation Effective February 2, 2003, the company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." The company adopted SFAS No. 123 using the prospective transition method, under which all stock-based compensation granted after February 2, 2003, is expensed using the fair value method. The expense associated with stock options issued in 2003 was $3 million.

The company accounts for stock-based compensation on stock options granted prior to February 2, 2003, by applying Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," as allowed under SFAS No. 123. Accordingly, no compensation expense was recognized for these stock options because the option exercise price was fixed at the market price on the date of grant.

Cash Equivalents Cash equivalents consist primarily of commercial paper with maturities of less than three months. Cash equivalents are stated at cost, which approximates fair value.

Merchandise Inventories Merchandise inventories are valued principally at the lower of LIFO (last-in, first-out) cost basis or market using the retail method. Merchandise inventories on a FIFO (first-in, first-out) cost basis approximate LIFO. There was no LIFO provision or credit in 2003 or 2002.

Property and Equipment Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives. Properties under capital leases and leasehold improvements are amortized over the shorter of their useful lives or related lease terms. Software development costs are capitalized and amortized over their expected useful life. Capitalized interest was $16 million, $23 million, and $22 million in 2003, 2002, and 2001, respectively. The estimated useful life for each major class of long-lived assets is as follows:

Buildings and improvements:	
Buildings and improvements	10-50 years
Leasehold interests	5-30 years
Furniture, fixtures, equipment, and other:	
Furniture, fixtures, and equipment	3-15 years
Software development costs	2-7 years
Rental formalwear	2-4 years
Property under capital leases	16-50 years

Goodwill and Other Intangibles Goodwill represents the excess of cost over the fair value of net tangible and separately recognized intangible assets acquired at the dates of acquisition. Business combinations in 2003 added $63 million of goodwill. The company completes its annual goodwill impairment test in the fourth quarter. No impairment was identified in 2003 or 2002. Other intangibles include trade names and customer lists, and are amortized using the straight-line method over a period of three to 40 years.

Impairment of Long-lived Assets Long-lived assets and certain identifiable intangibles are reviewed when events or circumstances indicate that their net book values may not be recoverable. The estimated future undiscounted cash flows associated with the asset are compared with the asset's carrying amount to determine if a writedown to fair value is required. Prior to 2003, impairment losses resulting from these reviews were not significant. In 2003, the company recorded $317 million of asset impairments for the planned divestiture of 34 department stores. In the future, if store-for-store sales decline and general economic conditions are negative, impairment losses could be significant.

Financial Derivatives The company was not a party to any derivative financial instruments in 2003, 2002, or 2001.

Impact of New Accounting Pronouncements In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards that require companies to classify certain financial instruments as liabilities that were previously classified as equity. The company did not reclassify any financial instruments as a result of adopting SFAS No. 150.

In 2002, the company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which eliminated goodwill amortization and prescribes a new approach for assessing potential goodwill impairments. The following table illustrates the impact of goodwill amortization on the results of 2001:

(in millions, except per share)	**2003**	2002	2001
Reported net earnings	**$ 434**	$ 542	$ 703
Add back: Goodwill amortization, net of tax	**–**	–	37
Adjusted net earnings	**$ 434**	$ 542	$ 740
Basic earnings per share:			
Reported net earnings	**$1.44**	$1.82	$2.31
Add back: Goodwill amortization, net of tax	**–**	–	0.12
Adjusted basic earnings per share	**$1.44**	$1.82	$2.43
Diluted earnings per share:			
Reported net earnings	**$1.41**	$1.76	$2.21
Add back: Goodwill amortization, net of tax	**–**	–	0.11
Adjusted diluted earnings per share	**$1.41**	$1.76	$2.32

Reclassifications Certain prior-year amounts have been reclassified to conform with the current-year presentation.

Restructuring Costs

Store Divestitures In July 2003, the company announced its intention to divest 34 underperforming department stores. These divestitures will result in total estimated charges of $380 million, consisting of asset impairments of $317 million, inventory liquidation losses of $25 million, severance benefits of $23 million, and other charges of approximately $15 million. Approximately $50 million of the $380 million represents the cash cost of the store divestitures, not including the benefit from future tax credits. Of the $380 million of expected total charges, $328 million was recognized in 2003, $6 million of which was included in cost of sales. Most of the remaining costs are expected to be recognized in 2004 and 2005.

Notes to Consolidated Financial Statements

The company is negotiating agreements with landlords and developers for each store divestiture. Through the end of 2003, the company has closed nine of the 34 stores it intends to divest.

The significant components of the store divestiture costs and status of the related liability are summarized below:

(in millions)	2003 Charge	Payments (Proceeds)	Non-cash Uses	Balance Jan. 31, 2004
Asset impairment	$317	$ –	$317	$ –
Disposal (gains) losses	(9)	(30)	21	–
Inventory liquidation losses	6	6	–	–
Severance benefits	6	6	–	–
Other	8	8	–	–
Total	$328	$(10)	$338	$ –

Asset impairment charges were recorded to reduce store assets to their estimated fair value because of the shorter period over which they will be used. Estimated fair values were based on estimated market values for similar assets. Inventory liquidation losses are incurred to mark down inventory during liquidation sales as stores to be divested are closing. Severance benefits are recognized as each store is closed. As of January 31, 2004, severance benefits were paid to approximately 900 store and central office associates.

Division Combinations In 2002, the company recorded restructuring charges of $102 million for the Filene's/Kaufmann's and Robinsons-May/Meier & Frank division combinations and $12 million for the closure of the Arizona Credit Center and realignment of the company's data centers. Of the $114 million in total charges, $23 million was included as cost of sales.

The significant components of the division combination costs and status of the related liability are summarized below:

(in millions)	Total Charge	Balance Feb. 1, 2003	Payments	Non-cash Uses	Balance Jan. 31, 2004
Severance and relocation benefits	$ 59	$17	$15	$–	$2
Inventory alignment	23	–	–	–	–
Central office closure	15	–	–	–	–
Other	17	7	2	5	–
Total	$114	$24	$17	$5	$2

Severance and relocation benefits include severance for approximately 2,000 associates and the costs to relocate certain employees. Inventory alignment includes the markdowns incurred to conform merchandise assortments and to synchronize pricing and promotional strategies. Central office closure includes primarily accelerated depreciation of fixed assets in the closed central offices. Remaining severance costs will be paid by the end of fiscal 2004.

Business Combinations

In 2003, the company acquired 225 tuxedo rental and retail locations, primarily in the Midwestern and Western United States. These purchases include certain assets of Gingiss Formalwear, Desmonds Formalwear, and Modern Tuxedo. The aggregate purchase price for these acquisitions was $70 million. The purchase price allocations for these business combinations are preliminary and subject to final valuations. These transactions did not have a material effect on results of operations or financial position.

Profit Sharing

The company has a qualified profit sharing plan that covers most associates who work 1,000 hours or more in a year and have attained age 21. The plan is a defined-contribution program that provides discretionary matching allocations at a variable matching rate generally based upon changes in the company's annual earnings per share, as defined in the plan. The plan's matching allocation value totaled $53 million for 2003, an effective match rate of 91%. The matching allocation values were $28 million in 2002 and $33 million in 2001.

The plan includes an Employee Stock Ownership Plan (ESOP), under which the plan borrowed $400 million in 1989, guaranteed by the company, at an average rate of 8.5%. The proceeds were used to purchase $400 million (788,955 shares) of convertible preference stock of the company (ESOP preference shares). Each share is convertible into 33.787 shares of common stock and has a stated value of $15.01 per common share equivalent. The annual dividend rate on the ESOP preference shares is 7.5%.

The $91 million outstanding portion of the guaranteed ESOP debt is reflected on the consolidated balance sheet as current maturities of long-term debt because the company will fund the remaining debt service in 2004. The company's contributions to the ESOP and the dividends on the ESOP preference shares are used to repay the loan principal and interest. Interest expense associated with the ESOP debt was $9 million in 2003, $14 million in 2002, and $18 million in 2001. Dividends on ESOP preference shares were $18 million in 2003, $20 million in 2002, and $22 million in 2001.

The release of ESOP preference shares is based upon debt-service payments. Upon release, the shares are allocated to participating associates' accounts. Unearned compensation, initially an equal offsetting amount to the $400 million guaranteed ESOP debt, has been adjusted for the difference between the expense related to the ESOP and cash payments to the ESOP. It is reduced as principal is repaid.

The company's profit sharing expense was $46 million in 2003, $40 million in 2002, and $47 million in 2001.

At January 31, 2004, the plan beneficially owned 12.3 million shares of the company's common stock and 100% of the company's ESOP preference shares, representing 9.2% of the company's common stock.

Pension and Other Postretirement Benefits

The company has a qualified defined-benefit plan that covers most associates who work 1,000 hours or more in a year and have attained age 21. The company also maintains two nonqualified, supplementary defined-benefit plans for certain associates. All plans are noncontributory and provide benefits based upon years of service and pay during employment.

Pension expense is based on information provided by an outside actuarial firm that uses assumptions to estimate the total benefits ultimately payable to associates and allocates this cost to service periods. The actuarial assumptions used to calculate pension costs are reviewed annually.

The components of net periodic benefit costs and actuarial assumptions for the benefit plans were:

(in millions)	**2003**	2002	2001
Components of pension expense (all plans)			
Service cost	**$ 51**	$ 43	$ 39
Interest cost	**59**	55	53
Expected return on assets	**(31)**	(38)	(42)
Net amortization[1]	**29**	12	12
Total	**$108**	$ 72	$ 62

[1]Prior service cost and actuarial (gain) loss are amortized over the remaining service period.

(as of January 1)	**2004**	2003	2002
Actuarial assumptions			
Discount rate	**6.00%**	6.75%	7.25%
Expected return on plan assets	**7.00**	7.00	7.50
Salary increase	**3.50**	4.00	4.00

The expected return on plan assets represents the weighted expected return for each asset category using the target allocation and actual returns in prior periods.

Target asset allocations and actual asset allocations by asset category were:

Asset Category	Target Allocation 2003	Percentage of Actual Plan Assets **2003**	2002
Equity securities	55-65%	**61%**	60%
Debt securities	35-45	**39**	40
		100%	100%

The accumulated benefit obligations (ABO), change in projected benefit obligations (PBO), change in net plan assets, and funded status of the benefit plans were:

	Qualified Plan		Nonqualified Plans	
(in millions)	**2003**	2002	**2003**	2002
Change in PBO [1]				
PBO at beginning of year	**$ 727**	$ 638	**$ 175**	$ 170
Service cost	**46**	39	**5**	4
Interest cost	**46**	44	**13**	11
Actuarial loss[2]	**72**	53	**43**	–
Plan amendments	**(1)**	15	**2**	(1)
Benefits paid	**(69)**	(62)	**(10)**	(9)
PBO at end of year	**$ 821**	$ 727	**$ 228**	$ 175
ABO at end of year[3]	**$ 715**	$ 641	**$ 187**	$ 152

	Qualified Plan		Nonqualified Plans	
(in millions)	**2003**	2002	**2003**	2002
Change in net plan assets				
Fair value of net plan assets at beginning of year	**$ 494**	$ 549	**$ –**	$ –
Actual return on plan assets	**88**	(47)	**–**	–
Employer contribution	**84**	54	**–**	–
Benefits paid	**(69)**	(62)	**–**	–
Fair value of net plan assets at end of year	**$ 597**	$ 494	**$ –**	$ –
Funded status (PBO less plan assets)	**$(224)**	$(233)	**$(228)**	$(175)
Unrecognized net actuarial loss	**194**	192	**78**	40
Unrecognized prior service cost	**49**	60	**11**	11
Net prepaid (accrued) benefit cost	**$ 19**	$ 19	**$(139)**	$(124)
Plan assets (less than) ABO	**$(118)**	$(147)	**$(187)**	$(152)
Amounts recognized in the balance sheets[4]				
Accrued benefit liability	**$(118)**	$(147)	**$(187)**	$(152)
Intangible asset	**49**	60	**10**	11
Accumulated other comprehensive loss	**88**	106	**38**	17
Net amount recognized	**$ 19**	$ 19	**$(139)**	$(124)

[1]PBO is the actuarial present value of benefits attributed by the benefit formula to prior associate service; it takes into consideration future salary increases.

[2]Actuarial loss is the change in benefit obligations or plan assets resulting from changes in actuarial assumptions or from experience different than assumed.

[3]ABO is the actuarial present value of benefits attributed by the pension benefit formula to prior associate service based on current and past compensation levels.

[4]Accrued benefit liability is included in accrued expenses and other liabilities. Intangible pension assets are included in other assets. Accumulated other comprehensive loss, net of tax benefit, is included in equity.

Notes to Consolidated Financial Statements

Estimated future benefit payments to plan participants at January 31, 2004, are:

(in millions)	Qualified Plan	Nonqualified Plans
2004	$ 79	$ 9
2005	82	9
2006	85	9
2007	87	9
2008	90	9
2009–2013	463	41

The company's practice is to make annual plan contributions equal to qualified plan expense. The company expects 2004 qualified plan expense to be approximately $75 million.

The company also provides postretirement life and/or health benefits for certain associates. As of January 31, 2004, the company's estimated PBO (at a discount rate of 6.00%) for postretirement benefits was $67 million, of which $50 million was accrued in other liabilities. As of February 1, 2003, the company's estimated PBO (at a discount rate of 6.75%) for postretirement benefits was $62 million, of which $49 million was accrued in other liabilities. The postretirement plan is unfunded. The postretirement benefit expense was $6 million in 2003 and $4 million in both 2002 and 2001.

The estimated future obligations for postretirement medical benefits are based upon assumed annual healthcare cost increases of 9% for 2004, decreasing by 1% annually to 5% for 2008 and future years. A 1% increase or decrease in the assumed annual healthcare cost increases would increase or decrease the present value of estimated future obligations for postretirement benefits by approximately $4 million.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 is not expected to have a material impact on the company's postretirement health benefits.

Taxes

The provision for income taxes and the related percent of pretax earnings for the last three years were:

	2003		2002		2001	
(dollars in millions)	$	%	$	%	$	%
Federal	**$231**		$211		$315	
State and local	**38**		33		58	
Current taxes	**269**	**42.1**	244	29.7%	373	32.7%
Federal	**(59)**		62		54	
State and local	**(5)**		(28)		9	
Deferred taxes	**(64)**	**(10.0)**	34	4.2	63	5.6
Total	**$205**	**32.1%**	$278	33.9%	$436	38.3%

The reconciliation between the statutory federal income tax rate and the effective income tax rate for the last three years follows:

(percent of pretax earnings)	**2003**	2002	2001
Statutory federal income tax rate	**35.0 %**	35.0 %	35.0 %
State and local income taxes	**5.2**	0.6	5.9
Federal tax benefit of state and local income taxes	**(1.8)**	(0.2)	(2.1)
Resolution of federal tax matters	**(4.9)**	0.0	0.0
Other, net	**(1.4)**	(1.5)	(0.5)
Effective income tax rate	**32.1 %**	33.9 %	38.3 %

Major components of deferred tax assets (liabilities) were:

(in millions)	**2003**	2002
Accrued expenses and reserves	**$ 108**	$ 127
Deferred and other compensation	**194**	209
Merchandise inventories	**(224)**	(188)
Depreciation and amortization and basis differences	**(879)**	(792)
Other deferred income tax liabilities, net	**(5)**	(53)
Net deferred income taxes	**(806)**	(697)
Less: Net current deferred income tax assets (liabilities)	**(33)**	13
Noncurrent deferred income taxes	**$(773)**	$(710)

Earnings per Share

All ESOP preference shares were issued in 1989, and earnings per share is computed in accordance with the provisions of Statement of Position 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans," and Emerging Issues Task Force 89-12, "Earnings Per Share Issues Related to Convertible Preferred Stock Held by an Employee Stock Ownership Plan." For basic earnings per share purposes, the ESOP preference shares dividend, net of income tax benefit, is deducted from net earnings to arrive at net earnings available for common shareowners. Diluted earnings per share is computed by use of the "if converted" method, which assumes all ESOP preference shares were converted as of the beginning of the year. Net earnings are adjusted to add back the ESOP preference dividend deducted in computing basic earnings per share, less the amount of additional ESOP contribution required to fund ESOP debt service in excess of the current common stock dividend attributable to the ESOP preference shares.

Diluted earnings per share also include the effect of outstanding options. Options excluded from the diluted earnings per share calculation because of their antidilutive effect totaled 23.4 million in 2003, 18.5 million in 2002, and 9.3 million in 2001. The following tables reconcile net earnings and weighted average shares outstanding to amounts used to calculate basic and diluted earnings per share for 2003, 2002, and 2001:

(in millions, except per share)			**2003**
	Net Earnings	Shares	Earnings per Share
Net earnings	**$434**		
ESOP preference shares' dividends	**(16)**		
Basic earnings per share	**$418**	**289.9**	**$1.44**
ESOP preference shares	**14**	**16.6**	
Assumed exercise of options (treasury stock method)	**–**	**0.5**	
Diluted earnings per share	**$432**	**307.0**	**$1.41**

(in millions, except per share)			2002
	Net Earnings	Shares	Earnings per Share
Net earnings	$542		
ESOP preference shares' dividends	(18)		
Basic earnings per share	$524	288.2	$1.82
ESOP preference shares	17	18.5	
Assumed exercise of options (treasury stock method)	–	1.2	
Diluted earnings per share	$541	307.9	$1.76

(in millions, except per share)			2001
	Net Earnings	Shares	Earnings per Share
Net earnings	$703		
ESOP preference shares' dividends	(19)		
Basic earnings per share	$684	296.0	$2.31
ESOP preference shares	17	19.5	
Assumed exercise of options (treasury stock method)	–	2.1	
Diluted earnings per share	$701	317.6	$2.21

Accounts Receivable

Credit sales under department store credit programs as a percent of net sales were 35.3% in 2003. This compares with 36.9% in 2002 and 39.0% in 2001. Net accounts receivable consisted of:

(in millions)	**2003**	2002
Customer accounts receivable	**$1,703**	$1,750
Other receivables	**157**	138
Total accounts receivable	**1,860**	1,888
Allowance for doubtful accounts	**(105)**	(112)
Accounts receivable, net	**$1,755**	$1,776

The fair value of customer accounts receivable approximates their carrying values at January 31, 2004, and February 1, 2003, because of the short-term nature of these accounts. We do not sell or securitize customer accounts receivables. The allowance for doubtful accounts is based upon a number of factors including account write-off experience, account aging, and month-end balances.

Net sales made through third-party debit and credit cards as a percent of net sales were 43.6% in 2003, 41.1% in 2002, and 38.2% in 2001.

Other Current Assets

Other current assets consisted of:

(in millions)	**2003**	2002
Prepaid expenses and supply inventories	**$87**	$86
Current deferred income taxes	**–**	13
Total	**$87**	$99

Other Assets

Other assets consisted of:

(in millions)	**2003**	2002
Intangible pension asset	**$ 59**	$ 71
Deferred debt expense	**35**	39
Other	**39**	21
Total	**$133**	$131

Accrued Expenses

Accrued expenses consisted of:

(in millions)	**2003**	2002
Insurance costs	**$262**	$257
Salaries, wages, and employee benefits	**190**	172
Advertising and other operating expenses	**157**	146
Interest and rent expense	**135**	134
Sales, use, and other taxes	**116**	104
Construction costs	**55**	68
Current deferred income taxes	**33**	–
Other	**27**	66
Total	**$975**	$947

Short-term Debt and Lines of Credit

Short-term debt for the last three years was:

(dollars in millions)	**2003**	2002	2001
Balance outstanding at year-end	**$ –**	$150	$ 78
Average balance outstanding	**226**	235	397
Average interest rate:			
At year-end	**–**	1.3%	1.8%
On average balance	**1.3%**	1.7%	3.0%
Maximum balance outstanding	**$473**	$825	$1,090

The average balance of short-term debt outstanding, primarily commercial paper, and the respective weighted average interest rates are based on the number of days such short-term debt was outstanding during the year. The maximum balance outstanding in 2003 consisted of $445 million of commercial paper and $28 million of short-term bank financing.

The company has $1.0 billion of credit under unsecured revolving facilities consisting of a $700 million multi-year credit agreement expiring July 31, 2006, and a $300 million 364-day credit agreement expiring August 2, 2004. These credit agreements support the company's commercial paper borrowings. Financial covenants under the credit agreements include a minimum fixed-charge coverage ratio and a maximum debt-to-capitalization ratio. The company also maintains a $28 million credit facility with a group of minority-owned banks.

Long-term Debt

Long-term debt and capital lease obligations were:

(in millions)	**2003**	2002
Unsecured notes and sinking-fund debentures due 2004–2036	**$3,970**	$4,104
Mortgage notes and bonds due 2004–2020	**18**	21
Capital lease obligations	**48**	49
Total debt	**4,036**	4,174
Less: Current maturities of long-term debt	**239**	139
Long-term debt	**$3,797**	$4,035

The weighted average interest rate of long-term debt was 8.0% at January 31, 2004, and 8.0% at February 1, 2003.

The annual maturities of long-term debt, including sinking fund requirements and capital lease obligations, are $239 million, $155 million, $131 million, $260 million, and $177 million for 2004 through 2008. Maturities of long-term debt are scheduled over the next 33 years, with the largest principal repayment in any single year being $260 million. Interest payments on long-term debt are typically paid on a semi-annual basis.

The net book value of property encumbered under long-term debt agreements was $73 million at January 31, 2004.

The fair value of long-term debt (excluding capital lease obligations) was approximately $4.7 billion and $4.8 billion at January 31, 2004, and February 1, 2003, respectively. The fair value was determined using borrowing rates for debt instruments with similar terms and maturities.

During the third quarter of 2002, the company recorded $10 million of interest expense related to the call of $200 million of 8.375% debentures due in 2022. The debentures were called effective October 1, 2002.

During the third quarter of 2001, the company recorded interest expense of $5 million related to the call of $100 million of 9.875% debentures due in 2021. These debentures were called effective October 9, 2001.

In February 2004, the company announced its intention to redeem $200 million of 8.375% debentures due in 2024. The debentures are expected to be called effective August 1, 2004.

Lease Obligations

The company leases approximately 27% of its gross retail square footage. Rental expense for the company's operating leases consisted of:

(in millions)	**2003**	2002	2001
Minimum rentals	**$107**	$ 97	$80
Contingent rentals based on sales	**12**	13	15
Real property rentals	**119**	110	95
Equipment rentals	**2**	3	4
Total	**$121**	$113	$99

Future minimum lease payments at January 31, 2004, were:

(in millions)	Capital Leases	Operating Leases	Total
2004	$ 7	$108	$115
2005	7	101	108
2006	7	92	99
2007	7	84	91
2008	7	74	81
After 2008	57	399	456
Minimum lease payments	$92	$858	$950

The present value of minimum lease payments under capital leases was $48 million at January 31, 2004, of which $2 million was included in current liabilities. The present value of operating leases (minimum rents) was $568 million at January 31, 2004. Property under capital leases was:

(in millions)	**2003**	2002
Cost	**$ 57**	$ 57
Accumulated amortization	**(33)**	(31)
Total	**$ 24**	$ 26

The company is a guarantor with respect to certain lease obligations of previously divested businesses. The leases, two of which include potential extensions to 2087, have future minimum lease payments aggregating approximately $825 million and are offset by payments from existing tenants and subtenants. In addition, the company is liable for other expenses related to the above leases, such as property taxes and common area maintenance, which are also payable by the current tenants and subtenants. Potential liabilities related to these guarantees are subject to certain defenses by the company. The company believes that the risk of significant loss from these lease obligations is remote.

Notes to Consolidated Financial Statements

Other Liabilities

In addition to accrued pension and postretirement costs, other liabilities consisted principally of deferred compensation liabilities of $144 million at January 31, 2004, and $148 million at February 1, 2003. Under the company's deferred compensation plan, eligible associates may elect to defer part of their compensation each year into cash and/or stock unit alternatives. The company issues shares to settle obligations with participants who defer in stock units, and it maintains shares in treasury sufficient to settle all outstanding stock unit obligations.

Litigation

The company is involved in claims, proceedings, and litigation arising from the operation of its business. The company does not believe any such claim, proceeding, or litigation, either alone or in the aggregate, will have a material adverse effect on the company's consolidated financial statements taken as a whole.

Stock Option and Stock-related Plans

Under the company's common stock option plans, options are granted at market price on the date of grant. Options to purchase may extend for up to 10 years, may be exercised after stated intervals of time, and are conditional upon continued active employment with the company. At the end of 2003, 17.1 million shares were available for grant under the plans, of which 5.7 million could be issued as restricted stock.

Effective February 2, 2003, the company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The company adopted SFAS No. 123 using the prospective transition method, under which all stock-based compensation granted after February 2, 2003, is expensed using the fair value method.

Stock options granted prior to February 2, 2003, are accounted for as provided by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized related to these stock options because the option exercise price is fixed at the market price on the date of grant.

Stock option expense is recorded over each option grant's vesting period, usually four years. Accordingly, the cost related to stock-based employee compensation included in net earnings, using the prospective method of transition, is less than it would have been had the fair value method been applied retroactively to all outstanding grants. The following table illustrates the pro forma effect on net earnings and earnings per share for 2003, 2002, and 2001 if the fair value-based method had been applied retroactively rather than prospectively to all outstanding unvested grants.

(in millions, except per share)	**2003**	2002	2001
Net earnings, as reported	**$ 434**	$ 542	$ 703
Add: Compensation expense for employee stock options included in net earnings, net of tax	**2**	–	–
Deduct: Total compensation expense for employee stock options determined under retroactive fair value-based method, net of tax	**22**	23	26
Pro forma net earnings	**$ 414**	$ 519	$ 677
Earnings per share:			
Basic – as reported (prospective)	**$1.44**	$1.82	$2.31
Basic – pro forma (retroactive)	**$1.37**	$1.74	$2.23
Diluted – as reported (prospective)	**$1.41**	$1.76	$2.21
Diluted – pro forma (retroactive)	**$1.34**	$1.69	$2.14

The company uses the Black-Scholes option pricing model to estimate the grant date fair value of its 1996 and later option grants. The Black-Scholes assumptions used were:

	2003	2002	2001
Risk-free interest rate	**3.1%**	5.1%	4.6%
Expected dividend	**$0.96**	$0.95	$0.94
Expected option life (years)	**7**	7	7
Expected volatility	**32%**	32%	32%

A combined summary of the stock option plans at the end of 2003, 2002, and 2001, and of the changes in outstanding shares within years, is presented below:

(shares in thousands)	**2003**		2002		2001	
	Shares	Average Exercise Price	Shares	Average Exercise Price	Shares	Average Exercise Price
Beginning of year	**25,275**	**$34**	22,474	$34	20,057	$33
Granted	**4,237**	**22**	5,131	35	4,688	36
Exercised	**(485)**	**25**	(947)	26	(1,588)	26
Forfeited or expired	**(2,904)**	**33**	(1,383)	36	(683)	35
End of year	**26,123**	**$33**	25,275	$34	22,474	$34
Exercisable at end of year	**16,082**	**$35**	14,431	$35	11,049	$34
Fair value per share of options granted		**$ 5**		$11		$11

The following table summarizes information about stock options outstanding at January 31, 2004:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number Outstanding (in thousands)	Average Remaining Contractual Life	Average Exercise Price	Number Exercisable (in thousands)	Average Exercise Price
$21-30	10,459	7	$25	5,358	$26
31-35	6,024	7	34	2,826	33
36-45	9,640	6	41	7,898	42
	26,123	6	$33	16,082	$35

The company is authorized to grant restricted stock to management associates with or without performance restrictions. No monetary consideration is paid by associates who receive restricted stock. Restricted stock vests over periods of up to 10 years. In 2003 and 2002, the company granted 125,000 and 439,208 shares of restricted stock, respectively. The aggregate outstanding shares of restricted stock as of January 31, 2004, and February 1, 2003, were 904,000 and 1,140,750, respectively. For restricted stock grants, compensation expense is based upon the grant date market price and is recorded over the vesting period. For performance-based restricted stock, compensation expense is recorded over the performance period and is based on estimates of performance levels.

Common Stock Repurchase Programs

In 2001, the company's board of directors authorized a common stock repurchase program of $400 million. During 2001, the company completed this repurchase program totaling 11.9 million shares of May common stock at an average price of $34 per share.

In February 2004, the company's board of directors authorized a common stock repurchase program of $500 million.

Preference Stock

The company is authorized to issue up to 25 million shares of $0.50 par value preference stock. As of January 31, 2004, there were 800,000 ESOP preference shares authorized and 462,846 shares outstanding. Each ESOP preference share is convertible into shares of May common stock, at a conversion rate of 33.787 shares of May common stock for each ESOP preference share. Each ESOP preference share carries the number of votes equal to the number of shares of May common stock into which the ESOP preference share could be converted. Dividends are cumulative and paid semiannually at a rate of $38.025 per share per year. ESOP preference shares have a liquidation preference of $507 per share plus accumulated and unpaid dividends. ESOP preference shares may be redeemed, in whole or in part, at the option of May or an ESOP preference shareowner, at a redemption price of $507 per share, plus accumulated and unpaid dividends. The redemption price may be satisfied in cash or May common stock or a combination of both.

The ESOP preference shares are shown outside of shareowners' equity in the consolidated balance sheet because the shares are redeemable by the holder or by the company in certain situations.

Shareowner Rights Plan

The company has a shareowner rights plan under which a right is attached to each share of the company's common stock. The rights become exercisable only under certain circumstances involving actual or potential acquisitions of May's common stock by a person or by affiliated persons. Depending upon the circumstances, the holder may be entitled to purchase units of the company's preference stock, shares of the company's common stock, or shares of common stock of the acquiring person. The rights will remain in existence until August 31, 2004, unless they are terminated, extended, exercised, or redeemed.

Quarterly Results (Unaudited)

Quarterly results are determined in accordance with annual accounting policies. They include certain items based upon estimates for the entire year. The quarterly information below is presented using the same classifications as the annual financial statements. Summarized quarterly results for the last two years were:

(in millions, except per share)					**2003**
	First	Second	Third	Fourth	Year
Net sales	**$2,873**	**$3,000**	**$2,976**	**$4,494**	**$13,343**
Cost of sales:					
Recurring	**2,088**	**2,118**	**2,160**	**3,006**	**9,372**
Restructuring markdowns	**–**	**–**	**1**	**5**	**6**
Selling, general, and administrative expenses	**640**	**657**	**658**	**731**	**2,686**
Restructuring costs	**–**	**318**	**5**	**(1)**	**322**
Pretax earnings	**65**	**(173)**	**74**	**673**	**639**
Net earnings	**72**	**(110)**	**47**	**425**	**434**
Earnings per share:					
Basic	**$ 0.23**	**$ (0.39)**	**$ 0.15**	**$ 1.45**	**$ 1.44**
Diluted	**0.23**	**(0.39)**	**0.15**	**1.38**	**1.41**

(in millions, except per share)					2002
	First	Second	Third	Fourth	Year
Net sales	$3,096	$3,030	$2,992	$4,373	$13,491
Cost of sales:					
Recurring	2,203	2,119	2,171	2,947	9,440
Restructuring markdowns	–	20	3	–	23
Selling, general, and administrative expenses	658	657	691	766	2,772
Restructuring costs	40	39	6	6	91
Pretax earnings	112	109	25	574	820
Net earnings	70	69	16	387	542
Earnings per share:					
Basic	$ 0.23	$ 0.22	$ 0.05	$ 1.32	$ 1.82
Diluted	0.23	0.22	0.05	1.26	1.76

Eleven-year Financial Summary

(dollars in millions, except per share and operating statistics)	**2003**	2002	2001
Operations			
Net sales	**$13,343**	$13,491	$13,883
Total percent increase (decrease)	**(1.1)%**	(2.8)%	(2.3)%
Store-for-store percent increase (decrease)	**(2.8)**	(5.3)	(4.4)
Cost of sales	**9,378** (3)	9,463 (4)	9,632
Selling, general, and administrative expenses	**3,008** (3)	2,863 (4)	2,758
Interest expense, net	**318**	345	354
Earnings before income taxes	**639** (3)	820 (4)	1,139
Provision for income taxes	**205**	278	436
Net earnings (1)	**434** (3)	542 (4)	703
Percent of net sales	**3.3 %**	4.0 %	5.1 %
LIFO provision (credit)	**$ –**	$ –	$ (30)
Per share			
Net earnings (1)	**$ 1.41** (3)	$ 1.76 (4)	$ 2.21
Dividends paid (2)	**0.96**	0.95	0.94
Book value	**14.51**	14.00	13.37
Market price – high	**34.06**	37.75	41.25
Market price – low	**17.81**	20.08	27.00
Market price – year-end close	**32.90**	20.50	36.07
Financial statistics			
Return on equity	**10.7 %** (5)	14.1 % (5)	18.2 %
Return on net assets	**9.7** (6)	11.8 (6)	15.5
Operating statistics			
Stores open at year-end:			
Department stores	**444**	443	439
Bridal Group (7)	**680**	425	400
Gross retail square footage (in millions):			
Department stores	**77.5**	76.5	75.3
Bridal Group (7)	**2.9**	2.2	1.9
Net sales per square foot (8)	**$ 167**	$ 174	$ 185
Cash flows and financial position			
Cash flows from operations	**$ 1,675**	$ 1,460	$ 1,644
Depreciation and amortization	**564**	557	559
Capital expenditures	**600**	798	797
Dividends on common stock	**277**	273	278
Working capital	**2,458**	2,186	2,403
Long-term debt and preference stock	**4,032**	4,300	4,689
Shareowners' equity	**4,191**	4,035	3,841
Total assets	**12,097**	12,001	11,964
Average diluted shares outstanding and equivalents	**307.0**	307.9	317.6

All years included 52 weeks, except 2000 and 1995, which included 53 weeks. Amounts for all years conform to the 2003 presentation.

(1) Represents net earnings and diluted earnings per share from continuing operations.

(2) The annual dividend was increased to $0.97 per share effective with the March 15, 2004, dividend payment.

(3) Earnings include restructuring charges for divested stores of $328 million (pretax), or $0.67 per share, which consist of $6 million as cost of sales and $322 million as selling, general, and administrative expenses.

(4) Earnings include restructuring charges for division combinations of $114 million (pretax), or $0.24 per share, which consist of $23 million as cost of sales and $91 million as selling, general, and administrative expenses.

(5) Restructuring charges reduced return on equity by 5.1% in 2003 and 2.0% in 2002.

(6) Restructuring charges reduced return on net assets by 3.2% in 2003 and 1.1% in 2002.

(7) After Hours Formalwear and Priscilla of Boston joined the company in 2001. David's Bridal joined the company in 2000.

(8) Net sales per square foot is calculated from net sales and average gross retail square footage.

2000	1999	1998	1997	1996	1995	1994	1993
$14,210	$13,562	$12,792	$12,071	$11,388	$10,368	$9,552	$9,024
4.8 %	6.0 %	6.0 %	6.0 %	9.8 %	8.5 %	5.9 %	2.3 %
0.0	2.7	3.4	3.3	4.3	2.5	5.1	5.1
9,798	9,255	8,786	8,321	7,844	7,115	6,567	6,242
2,665	2,497	2,333	2,172	2,035	1,843	1,673	1,581
345	287	278	304	285	255	233	244
1,402	1,523	1,395	1,274	1,224	1,155	1,079	957
544	596	546	499	480	458	429	379
858	927	849	775	744	697	650	578
6.0 %	6.8 %	6.6 %	6.4 %	6.5 %	6.7 %	6.8 %	6.4 %
$ (29)	$ (30)	$ (28)	$ (5)	$ (20)	$ (53)	$ (46)	$ 7
$ 2.62	$ 2.60	$ 2.30	$ 2.06	$ 1.86	$ 1.74	$ 1.62	$ 1.43
0.93	0.89	0.85	0.80	0.77	0.74	0.67	0.60
12.93	12.53	11.46	10.99	10.27	12.28	11.10	9.77
39.50	45.38	47.25	38.08	34.83	30.83	30.08	31.00
19.19	29.19	33.17	29.08	27.00	22.33	21.50	22.29
37.30	31.25	40.25	35.04	29.67	29.25	23.42	26.50
21.0 %	24.1 %	22.2 %	21.1 %	19.3 %	20.7 %	21.3 %	22.1 %
19.5	20.7	19.8	18.5	18.8	20.1	20.1	19.0
427	408	393	369	365	346	314	301
123	–	–	–	–	–	–	–
72.0	69.1	66.7	62.8	62.1	57.6	52.0	49.4
1.3	–	–	–	–	–	–	–
$ 198	$ 201	$ 199	$ 194	$ 190	$ 192	$ 188	$ 180
$ 1,346	$ 1,530	$ 1,505	$ 1,526	$ 1,283	$ 806	$ 897	$ 881
511	469	439	412	374	333	297	281
598	703	630	496	632	801	682	560
286	295	290	279	287	277	251	223
3,056	2,700	2,928	3,012	3,156	3,536	3,069	2,960
4,833	3,875	4,152	3,849	4,196	3,701	3,240	3,192
3,855	4,077	3,836	3,809	3,650	4,585	4,135	3,639
11,574	10,935	10,533	9,930	10,059	10,122	9,237	8,614
327.7	355.6	367.4	373.6	396.2	397.3	397.3	398.2

Board of directors, division management, and corporate management

BOARD OF DIRECTORS

John L. Dunham
President
The May Department Stores Company

Marsha J. Evans [1,3]
President and Chief Executive Officer
The American Red Cross

Eugene S. Kahn
Chairman of the Board and Chief Executive Officer
The May Department Stores Company

Helene L. Kaplan [3,*4]
Of Counsel
Skadden, Arps, Slate, Meagher & Flom LLP

James M. Kilts [1,4]
Chairman, President, and Chief Executive Officer
The Gillette Company

Russell E. Palmer [1,*2]
Chairman and Chief Executive Officer
The Palmer Group

William D. Perez [3,4]
President and Chief Executive Officer
S.C. Johnson and Son, Inc.

Michael R. Quinlan [1,2]
Chairman Emeritus
McDonald's Corporation

Joyce M. Roché [1,4]
President and Chief Executive Officer
Girls Incorporated

William P. Stiritz [3,4*]
Chairman of the Board
Energizer Holdings, Inc. and Ralcorp Holdings, Inc.

Edward E. Whitacre Jr. [2,*3]
Chairman and Chief Executive Officer
SBC Communications, Inc.

R. Dean Wolfe
Executive Vice President, Acquisitions and Real Estate
The May Department Stores Company

1 *Audit Committee*
2 *Executive Compensation and Development Committee*
3 *Finance Committee*
4 *Nominating and Governance Committee*
* *Committee Chairman*

DIVISION MANAGEMENT

Lord & Taylor
Jane T. Elfers
President and Chief Executive Officer

Richard V. Clausing
Chairman

Filene's, Kaufmann's
Thomas A. Kingsbury
President and Chief Executive Officer

William K. Gingerich
Chairman

Robinsons-May, Meier & Frank
Craig M. Israel
President and Chief Executive Officer

Robert M. Soroka
Chairman

Hecht's, Strawbridge's
Frank J. Guzzetta
President and Chief Executive Officer

John T. Harper
Chairman

Foley's
Andrew P. Pickman
President and Chief Executive Officer

Andrew T. Hall
Chairman

Famous-Barr, L.S. Ayres, The Jones Store
Ira S. Pickell
President and Chief Executive Officer

Duane T. Nicks
Chairman

Bridal Group
Robert D. Huth
President and Chief Executive Officer

May Merchandising Company/May Department Stores International
Jay H. Levitt
President and Chief Executive Officer

John F. Danahy
Chairman

Carol L. Williams
President, May Department Stores International

May Design and Construction Company
Richard Tao
President

Don M. Foster
Chairman




Board of directors: Edward E. Whitacre Jr., Marsha J. Evans, James M. Kilts, Eugene S. Kahn, Helene L. Kaplan, Michael R. Quinlan

CORPORATE MANAGEMENT

Eugene S. Kahn
Chairman of the Board and Chief Executive Officer

John L. Dunham
President

William P. McNamara
Vice Chairman

Thomas D. Fingleton
Executive Vice President and Chief Financial Officer

R. Dean Wolfe
Executive Vice President, Acquisitions and Real Estate

Senior Vice Presidents

Wayne C. Berger
Information Technology

Alan E. Charlson
General Counsel

Martin M. Doerr
Taxes

James F. Harner
Customer Service, Staffing, and Operations

Lonny J. Jay
Planning and Reporting

Brian L. Keck
Human Resources

Jan R. Kniffen
Treasurer

Mary F. Morgan
Store Company Administration and Merchandise Research

Steve O. Nelson
Stores and Visual Merchandising

Gregory A. Ott
Strategy and New Business Development

Joel G. Rebmann
Credit

Vice Presidents

Michael R. Basler
Merchandise Information Systems

Sharon L. Bateman
Corporate Communications

Gabriela E. Bohn
Corporate Purchasing

Joseph C. Brehob
Internet Marketing

Richard A. Brickson
Secretary and Senior Counsel

J. Per Brodin
Accounting and Reporting

Anne H. Carter
Diversity

Joseph A. Civitillo
Broadcast Advertising

Richard A. Cohen
Public Affairs

Joseph J. Consolo
Visual Merchandising and Store Design

Ryan J. Cuba
Capital Planning and Analysis

Keith E. Faulk
Training and Development

Kathleen E. Gentilozzi
Human Resources

William M. Goddard
Risk Management and Insurance

Laurence M. Hellman
Merchandise Research

Stephen J. Hinderberger
Planning and Analysis

Efrain N. Irizarry
IT Systems Development

Timothy J. Logan
Compensation, Benefits, and Human Resources Information Systems

Thomas H. Lucas
Corporate Development

Tim D. Meyer
Store Company Administration

Barbara J. Murray
Consumer Research

Robert W. Noeth
Loss Prevention and Shortage Control

Daniel T. Petersen
Technical Services

Timothy W. Plunkett
Executive Recruiting and Development

Steven M. Riley
Human Resources Administration – Stores

Barry S. Silver
Audit

Kenard E. Smith
Area Research





Board of directors: William D. Perez, John L. Dunham, William P. Stiritz, Joyce M. Roché, Russell E. Palmer, R. Dean Wolfe

Reports of Management and Independent Auditors

Report of Management

Management is responsible for the preparation, integrity, and objectivity of the financial information included in this annual report. The financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts. Although the financial statements reflect all available information and management's judgment and estimates of current conditions and circumstances, prepared with the assistance of specialists within and outside the company, actual results could differ from those estimates.

Management has established and maintains a system of internal controls and procedures for financial reporting to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, that the accounting records provide a reliable basis for the financial information included in this annual report, and that such financial information is presented fairly in conformity with generally accepted accounting principles and is not misstated due to material fraud or error. Internal controls and procedures for financial reporting include the careful selection of associates, the proper segregation of duties, and the communication and application of formal polices and procedures that are consistent with high standards of accounting and administrative practices. An important element of this system is a comprehensive internal audit program. Management continually reviews, modifies, and improves its systems of accounting and controls in response to changes in business conditions and operations, and in response to recommendations in the reports prepared by the independent public accountants and internal auditors.

Management believes that it is essential for the company to conduct its business affairs in accordance with the highest ethical standards and in conformity with the law. These standards are described in the company's policies on business conduct, which are publicized throughout the company.

Independent Auditors' Report

To the Board of Directors and Shareowners of
The May Department Stores Company

We have audited the accompanying consolidated balance sheets of The May Department Stores Company and subsidiaries (the "Company") as of January 31, 2004 and February 1, 2003, and the related consolidated statements of earnings, shareowners' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended February 2, 2002 (fiscal 2001), before the inclusion of the transitional disclosures and reclassifications discussed in the notes to the consolidated financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 13, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the fiscal 2003 and 2002 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2004 and February 1, 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in notes to the consolidated financial statements, in fiscal 2002 the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets."

As discussed above, the Company's fiscal 2001 consolidated financial statements were audited by other auditors who have ceased operations. As described in the notes, these financial statements have been revised to include the transitional disclosures required by SFAS No. 142 and to reflect the adoption of SFAS No. 145, "Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." Our audit procedures with respect to the disclosures in the notes with respect to 2001 included (1) comparing the previously reported net earnings to the previously issued consolidated financial statements and the adjustments to reported net earnings representing amortization expense (including any related tax effects) recognized in the period related to goodwill that is no longer being amortized as a result of initially applying SFAS No. 142 (including any related tax effects) to the Company's underlying analysis obtained from management, and (2) testing the mathematical accuracy of the reconciliation of adjusted net earnings to reported net earnings, and the related earnings-per-share amounts. Our audit procedures with respect to the 2001 reclassifications described in the notes, that were applied to conform the 2001 consolidated financial statements to the presentation required by SFAS No. 145, included (1) comparing the amount shown as extraordinary loss, net of tax in the Company's consolidated statement of earnings to the Company's underlying accounting analysis obtained from management, (2) comparing the amounts comprising the loss on extinguishment of debt and the related tax benefit to the Company's underlying accounting records obtained from management, and (3) testing the mathematical accuracy of the underlying analysis. In our opinion, the disclosures for 2001 related to SFAS No. 142 in the notes are appropriate and the reclassifications for 2001 have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such disclosures and reclassifications and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

Deloitte & Touche LLP

St. Louis, Missouri
March 19, 2004

Corporate Headquarters
The May Department Stores Company
611 Olive Street
St. Louis, Mo. 63101-1799
(314) 342-6300

2004 Annual Meeting
The May Department Stores Company Annual Meeting of Shareowners will be held at 9 a.m. Eastern Time, Friday, May 21, at The Jefferson Hotel, 101 West Franklin Street, Richmond, Va.

Information Requests
Copies of the company's annual report to shareowners, the proxy statement, the Form 10-K annual report and Form 10-Q quarterly reports to the Securities and Exchange Commission, and recent press releases are available free of charge from the following sources:

Corporate Communications
The May Department Stores Company
611 Olive Street
St. Louis, Mo. 63101-1799

Web site: www.maycompany.com

The company's Policy on Business Conduct and the Statement of Corporate Responsibility also can be obtained from the above sources. The Policy on Business Conduct outlines our business policies and ethics. The Statement of Corporate Responsibility includes our policies on affirmative action and equal employment opportunity, supplier diversity, sexual harassment, and vendor standards of conduct.

Information on corporate governance, including the board of directors governance guidelines and the charters for our board committees, can be found on our Web site in the "Governance" section.

A summary of charitable contributions by The May Department Stores Company and its Foundation is available on our Web site in the "Community Involvement" section. It also can be obtained from the above mailing address or from the Foundation's automated fax number: (314) 444-6870.

Security analysts, investment professionals, and shareowners may direct their inquiries to:

Mr. Jan R. Kniffen
Senior Vice President and Treasurer
(314) 342-6413

Common Stock
Shares of The May Department Stores Company common stock are listed and traded on the New York Stock Exchange under the symbol MAY. The stock is quoted as "MayDS" in daily newspapers.

Dividend Reinvestment
Dividends on May common stock may be reinvested economically and conveniently through participation in the Dividend Reinvestment Plan. Participating shareowners also may make optional cash purchases of May common stock.

Shareowner Inquiries
For assistance with the Dividend Reinvestment Plan, dividend payments, shareowner records, and transfers, please contact our transfer agent and registrar as noted below:

The Bank of New York
Toll-free: (800) 292-2301
Email: shareowner-svcs@bankofny.com
Web site: www.stockbny.com

Certificate transfers and address changes:
The Bank of New York
P.O. Box 11002
Church Street Station
New York, N.Y. 10286-1002

Dividend Reinvestment Plan inquiries:
The Bank of New York
P.O. Box 11258
Church Street Station
New York, N.Y. 10286-1258

Other written inquiries:
The Bank of New York
P.O. Box 11258
Church Street Station
New York, N.Y. 10286-1258

Back Cover
On her: Bridal gown and veil by ***Priscilla of Boston***.
On him: Tuxedo by ***After Hours Formalwear***.

MAY

THE MAY DEPARTMENT STORES COMPANY
611 Olive Street St. Louis, MO 63101-1799
(314) 342-6300



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